UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015 AND FOR THE NINE AND THREE

MONTH PERIODS THEN ENDED

PRESENTED WITH COMPARATIVE FIGURES

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the unaudited consolidated condensed interim financial statements of the Company.

Terms	Definitions
BLL	Bodega Loma La Lata S.A.
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CIESA	Compañía de inversiones de energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CPB	Central Piedra Buena S.A.
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.
CYCSA	Comunicación y Consumos S.A.
EASA	Electricidad Argentina S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur	Empresa Distribuidora Sur S.A.
ENRE	National Regulatory Authority of Electricity
FOCEDE	Fund works of consolidation and expansion of electrical distribution
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
FOTAE	Works Administration Trust Transport for Electricity Supply
FRD	Flow for debt repayment
HI	Hydroelectric
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IEASA	IEASA S.A.
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
LVFVD	Sales Liquidations with Maturity Date to be Defined
MEM	Wholesale Electricity Market

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
MMC	Cost Monitoring Mechanism
NIC	International Accounting Standards
PACOSA	Pampa Comercializadora S.A.
PEPASA	Petrolera Pampa S.A.
PEPCA	PEPCA S.A.
PISA	Pampa Inversiones S.A.
PP	Pampa Participaciones S.A.
PP II	Pampa Participaciones II S.A.
PUREE	Rational Use of Electricity Programme
PYSSA	Préstamos y Servicios S.A.
RTI	Tariff Structure Review
SACME	Centro de Movimiento de Energía S.A.
Salaverri, Dellatorre, Burgio & Wetzler	Salaverri, Dellatorre, Burgio y Wetzler Malbran Abogados Sociedad Civil
SADI	Argentine Interconnection System
SE	Secretary of Energy
SSN	Superintendencia de Seguros de la Nación
TGS	Transportadora de Gas del Sur S.A.
The Company / Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
VCP	Short-term securities

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of September 30, 2015

presented with comparative figures

(In Argentine Pesos (“$”) – unless otherwise stated)

	Note	09.30.2015	12.31.2014
ASSETS
NON CURRENT ASSETS
Investments in joint ventures	8	256,858,938	226,894,893
Investments in associates	9	131,486,493	133,169,584
Property, plant and equipment	10	12,712,370,826	9,218,099,975
Intangible assets	11	850,287,440	872,384,099
Biological assets		1,863,870	1,894,481
Financial assets at fair value through profit and loss	12	1,233,448,450	963,012,962
Deferred tax assets	13	98,548,334	93,681,916
Trade and other receivables	14	1,134,404,867	954,842,893
Total non current assets		16,419,269,218	12,463,980,803

CURRENT ASSETS
Biological assets		121,181	198,470
Inventories		200,051,291	135,570,860
Financial assets at fair value through profit and loss	12	2,565,054,177	1,028,577,127
Derivative financial instruments		1,738,000	-
Trade and other receivables	14	4,447,212,901	2,896,835,156
Cash and cash equivalents		312,578,651	335,234,106
Total current assets		7,526,756,201	4,396,415,719
Total assets		23,946,025,419	16,860,396,522

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

 (Continuation)

	Note	09.30.2015	12.31.2014
SHAREHOLDERS´ EQUITY
Share capital	15	1,314,310,895	1,314,310,895
Additional paid-in capital		344,477,771	342,984,871
Legal reserve		51,462,158	14,304,190
Voluntary reserve		977,780,998	271,779,611
Reserve for directors’ options		266,060,067	266,060,067
Retained earnings		1,003,290,145	743,159,355
Other comprehensive loss		(31,956,254)	(32,191,096)
Equity attributable to owners of the company		3,925,425,780	2,920,407,893
Non-controlling interest		1,146,722,310	633,431,122
Total equity		5,072,148,090	3,553,839,015

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	16	2,565,588,864	1,909,433,852
Borrowings	17	5,134,712,589	3,731,267,723
Deferred revenue		133,783,555	109,089,120
Salaries and social security payable		81,437,357	62,858,307
Defined benefit plans		231,238,167	196,587,957
Deferred tax liabilities	13	552,674,482	470,584,488
Taxes payable		386,851,345	274,654,874
Provisions	18	213,306,723	119,455,898
Total non current liabilities		9,299,593,082	6,873,932,219

CURRENT LIABILITIES
Trade and other payables	16	6,376,275,559	4,536,471,292
Borrowings	17	1,422,422,342	839,303,970
Deferred revenue		763,684	763,684
Salaries and social security payable		800,199,727	725,274,898
Defined benefit plans		44,681,809	26,759,690
Taxes payable		837,199,426	231,928,622
Derivative financial instruments		33,103,700	47,880,462
Provisions	18	59,638,000	24,242,670
Total current liabilities		9,574,284,247	6,432,625,288
Total liabilities		18,873,877,329	13,306,557,507
Total liabilities and equity		23,946,025,419	16,860,396,522

The accompanying notes are an integral part of these unaudited condensed interim financial statements

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the nine and three month periods ended September 30, 2015 presented with comparative figures

 (In Argentine Pesos (“$”) – unless otherwise stated)

		Nine Months		Three Months
	Note	09.30.2015	09.30.2014	09.30.2015	09.30.2014

Revenue	19	5,362,879,228	4,542,655,355	1,905,305,643	1,621,298,406
Cost of sales	20	(5,211,263,793)	(4,388,209,875)	(1,871,663,911)	(1,574,327,959)
Gross profit		151,615,435	154,445,480	33,641,732	46,970,447

Selling expenses	21	(675,759,184)	(503,942,444)	(256,167,998)	(188,248,289)
Administrative expenses	22	(809,820,673)	(590,696,994)	(286,761,643)	(223,926,787)
Other operating income	23	330,088,169	171,079,185	127,874,873	56,284,756
Other operating expenses	23	(420,528,418)	(249,937,847)	(195,839,390)	(82,467,871)
Reversal of impairment of property, plant and equipment	35	25,259,957	88,406,704	25,259,957	88,406,704
Share of profit of joint ventures	8	45,552,214	7,791,702	16,884,903	10,500,236
Share of (loss) profit of associates	9	(1,683,091)	(319,388)	(9,145,793)	1,656,369
Operating loss before higher costs recognition and ES Resolution No. 32/15		(1,355,275,591)	(923,173,602)	(544,253,359)	(290,824,435)
Income recognition on account of the RTI - ES Resolution No. 32/15	2	3,809,727,433	-	1,421,075,043	-
Higher Costs Recognition - ES Resolution No. 250/13 and subsequent Notes	2	186,595,975	735,534,348	-	-
Operating income (loss)		2,641,047,817	(187,639,254)	876,821,684	(290,824,435)

Financial income	24	206,093,067	252,238,553	77,174,984	58,184,768
Financial expenses	24	(696,665,096)	(841,697,251)	(403,722,019)	(283,204,165)
Other financial results	24	176,039,891	226,127,942	(176,438,976)	428,107,368
Financial results, net		(314,532,138)	(363,330,756)	(502,986,011)	203,087,971
Profit (loss) before income tax		2,326,515,679	(550,970,010)	373,835,673	(87,736,464)

Income tax and minimun national income tax		(785,825,364)	(31,513,878)	(198,280,521)	(99,539,616)
Profit (loss) of the period		1,540,690,315	(582,483,888)	175,555,152	(187,276,080)

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements related to defined benefit plans	409,389	-	-	-
Income tax	(143,286)	-	-	-
Other comprehensive income of the period	266,103	-	-	-
Comprehensive income (loss) of the period	1,540,956,418	(582,483,888)	175,555,152	(187,276,080)

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

 (Continuation)

		Nine Months		Three Months
	Note	09.30.2015	09.30.2014	09.30.2015	09.30.2014
Total Profit (loss) of the period attributable to:
Owners of the company		1,003,290,145	15,182,431	40,269,408	95,597,116
Non - controlling interest		537,400,170	(597,666,319)	135,285,744	(282,873,196)
		1,540,690,315	(582,483,888)	175,555,152	(187,276,080)

Total comprehensive income (loss) of the period attributable to:
Owners of the company		1,003,524,987	15,182,431	40,269,408	95,597,116
Non - controlling interest		537,431,431	(597,666,319)	135,285,744	(282,873,196)
		1,540,956,418	(582,483,888)	175,555,152	(187,276,080)

Earnings per share attributable to the equity holders of the company during the period
Basic earnings per share	25	0.7634	0.0116
Diluted earnings per share	25	0.6378	0.0151

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the nine and three month period ended September 30, 2015 presented with comparative figures

 (In Argentine Pesos (“$”) – unless otherwise stated)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2013	1,314,310,895	263,489,911	-	-	259,351,053	(24,385,321)	286,083,801	2,098,850,339	775,971,764	2,874,822,103

Reserve for directors’ options	-	-	-	-	6,709,014	-	-	6,709,014	-	6,709,014
Sale of interest in subsidiaries	-	66,020,707	-	-	-	-	-	66,020,707	7,369,298	73,390,005
Change of interest in subsidiaries	-	12,594,857	-	-	-	-	-	12,594,857	86,752,644	99,347,501
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(15,537,261)	(15,537,261)
Constitution of legal reserve - Shareholders’ meeting 04.30.2014	-	-	14,304,190	-	-	-	(14,304,190)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.30.2014	-	-	-	271,779,611	-	-	(271,779,611)	-	-	-
	-	-	-	-	-	-	-		-
Profit (Loss) for the period of nine months	-	-	-	-	-	-	15,182,431	15,182,431	(597,666,319)	(582,483,888)
Comprehensive profit (loss) for the nine months	-	-	-	-	-	-	15,182,431	15,182,431	(597,666,319)	(582,483,888)

Balance as of September 30, 2014	1,314,310,895	342,105,475	14,304,190	271,779,611	266,060,067	(24,385,321)	15,182,431	2,199,357,348	256,890,126	2,456,247,474

Sale of interest in subsidiaries	-	879,396	-	-	-	-	-	879,396	445,632	1,325,028
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(1,094,785)	(1,094,785)

Profit for the six months	-	-	-	-	-	-	727,976,924	727,976,924	384,047,250	1,112,024,174
Other comprehensive loss for the period of three months	-	-	-	-	-	(7,805,775)	-	(7,805,775)	(6,857,101)	(14,662,876)
Comprehensive (loss) profit for the period of three months	-	-	-	-	-	(7,805,775)	727,976,924	720,171,149	377,190,149	1,097,361,298

Balance as of December 31, 2014	1,314,310,895	342,984,871	14,304,190	271,779,611	266,060,067	(32,191,096)	743,159,355	2,920,407,893	633,431,122	3,553,839,015

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(Continuation)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2014	1,314,310,895	342,984,871	14,304,190	271,779,611	266,060,067	(32,191,096)	743,159,355	2,920,407,893	633,431,122	3,553,839,015

Constitution of legal reserve - Shareholders’ meeting 04.30.2015	-	-	37,157,968	-	-	-	(37,157,968)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.30.2015	-	-	-	706,001,387	-	-	(706,001,387)	-	-	-
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(24,135,683)	(24,135,683)
Sale of interest in subsidiaries	-	1,492,900	-	-	-	-	-	1,492,900	(4,560)	1,488,340
Profit for the nine months	-	-	-	-	-	-	1,003,290,145	1,003,290,145	537,400,170	1,540,690,315
Other comprehensive profit for the period of nine months	-	-	-	-	-	234,842	-	234,842	31,261	266,103
Comprehensive profit for the period of nine months	-	-	-	-	-	234,842	1,003,290,145	1,003,524,987	537,431,431	1,540,956,418

Balance as of September 30, 2015	1,314,310,895	344,477,771	51,462,158	977,780,998	266,060,067	(31,956,254)	1,003,290,145	3,925,425,780	1,146,722,310	5,072,148,090

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDESED INTERIM

STATEMENT OF CASH FLOWS

For the nine and three month period ended September 30, 2015 presented with comparative figures

 (In Argentine Pesos (“$”) – unless otherwise stated)

	Note	09.30.2015	09.30.2014
Cash flows from operating activities:
Total profit (loss) for the period		1,540,690,315	(582,483,888)
Adjustments to reconcile net (loss) profit to cash flows generated by operating activities:
Income tax and minimum notional income tax		785,825,364	31,513,878
Accrued interest		456,481,608	581,997,505
Depreciations and amortizations	20, 21 and 22	476,509,335	333,680,548
Reserve for directors’ options	22	-	6,709,014
Reversal of impairment of property, plant and equipment	35	(25,259,957)	(88,406,704)
Constitution (Recovery) of accruals, net		30,017,330	16,218,382
Constitution of provisions, net	23	117,353,688	78,337,032
Share of (loss) profit of joint ventures and associates	8 and 9	(43,869,123)	(7,472,314)
Accrual of defined benefit plans	20, 21 and 22	87,942,777	37,754,594
Net foreign currency exchange difference	24	212,998,175	696,349,211
Income from measurement at present value	24	(20,575,522)	(3,164,192)
Changes in the fair value of financial instruments		(367,854,097)	(869,143,235)
Result from repurchase of corporate bonds	24	-	(47,122,571)
Results from property, plant and equipment sale and decreases	23	4,892,893	(3,417,308)
Consumption of materials		18,906,985	5,988,756
Revenue recognition from CAMMESA finance		(7,019,838)	(13,051,870)
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	2	(186,595,975)	(735,534,348)
Revenue recognition on account of the RTI - Res. SE No. 32/15	2	(447,438,252)	-
Dividends earned	23	(4,486,563)	(2,777,280)
Recovery of tax on gross income	23 and 24	-	(41,110,708)
Provision for decommissioning of wells		13,226,557	33,684
Compensation agreements	21, 22 and 23	105,440,744	60,428,311
Other operating costs for contract termination		-	11,366,548
Other expenses FOCEDE		42,637,010	-
Other finance results		8,505,290	9,361,726
Other		1,169,665	(34,804)

Changes in operating assets and liabilities:
Increase in trade receivables and other receivables		(2,023,596,532)	(477,393,688)
Increase in inventories		(64,254,323)	(54,171,229)
Decrease in biological assets		77,289	417,286
Increase in trade and other payables		1,077,035,723	276,124,068
Increase in deferred income		25,267,198	63,430,998
Increase in salaries and social security payable		93,498,177	127,561,284
Decrease in defined benefit plans		(34,961,057)	(14,098,457)
Decrease in taxes payable		(34,201,071)	(24,593,728)
Decrease in provisions		(24,151,244)	(46,630,177)
Income tax paid		(8,549,736)	(659,705)
Seized funds		-	(2,350,335)
Funds obtained from PUREE (SE Resolution No. 1037/07)		25,612,143	352,204,712
Subtotal before variations of debts with CAMMESA		1,831,274,976	(324,139,004)
Increase in account payable and loans with CAMMESA in distribution		925,472,166	2,297,474,133
Net cash generated by operating activities		2,756,747,142	1,973,335,129

UNAUDITED CONSOLIDATED CONDESED INTERIM

STATEMENT OF CASH FLOWS (Continuation)

	09.30.2015	09.30.2014
Cash flows from investing activities:
Purchases of property, plant and equipment acquisition	(2,641,667,756)	(1,581,638,210)
Purchases of financial assets at fair value	(1,051,992,620)	(1,000,479,804)
(Payments) Proceeds from derivative financial instruments	(73,173,090)	(4,625,000)
Proceeds from property, plant and equipment sale	40,660	2,280,944
Proceeds from financial assets at fair value sale	728,634,000	1,044,294,096
Proceeds from financial assets' amortization	1,579,202	2,885,082
Proceeds from financial assets' interest	3,966,253	369,178
Dividends received	4,486,563	2,777,280
Proceeds from loans	1,898,519	2,976,412
Proceeds (Constitution) of guarantee deposits	257,633,053	-
Recovery (Subscription) of investment funds, net	(1,206,658,411)	(326,779,573)
Capital contribution in joint ventures	(475,000)	-
Net cash used in investing activities	(3,975,728,627)	(1,857,939,595)

Cash flows from financing activities:
Proceeds from borrowings	3,059,034,333	913,274,408
Payment of borrowings	(1,420,316,725)	(925,322,491)
Payment of borrowings' interests	(454,852,854)	(394,380,915)
Capital contributions received from third parties in subsidiries	-	98,997,500
Proceeds from sale of interest in subsidiaries to Non Controlling Interest	1,488,349	68,856,035
Dividends paid to third parties in subsidiaries	-	(2,800,000)
Net cash used in financing activities	1,185,353,103	(241,375,463)

Decrease in cash and cash equivalent	(33,628,382)	(125,979,929)

Cash and cash equivalents at the beginning of the year	335,234,106	341,668,865
Foreign currency exchange difference generated by cash and cash equivalents	10,972,927	34,776,296
Decrease in cash and cash equivalent	(33,628,382)	(125,979,929)
Cash and cash equivalents at the end of the period	312,578,651	250,465,232

Significant Non-cash transactions:
Acquisition of property, plant and equipment through an increase in trade payables	(991,572,018)	(162,880,535)
Borrowing costs capitalized in property, plant and equipment	(296,872,524)	(7,188,166)
Decrease from offsetting of PUREE-related liability against receivables (SE Res. No. 250/13, subsequent Notes and SE Res. 32/15)	10,618,797	(168,425,807)
Increase (Decrease) from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Res. No. 250/13, subsequent Notes and SE Res. 32/15)	158,081,277	(1,038,046,931)
Decrease in compensation liabilities by higher wage costs with CAMMESA credits (Res. SE 32/15)	(447,438,252)	-
Decrease in borrowings through offsetting trade receivables	(74,209,715)	(48,867,007)
Decrease in financial assets at fair value repurchased Corporate Bonds	-	91,637,990
Increase in provision for decomissioning of wells	(22,706,276)	(677,226)
(Constitution) Recovery of guarantee of derivative financial instruments, net through the delivery of financial assets at fair value through profit or loss	(153,916,681)	(28,309,950)
Dividends to third parties outstanding	24,135,680	-
Attachment of financial assets at fair value through profit and loss	-	(13,349,394)

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the nine and three month periods ended September 30, 2015 presented with comparative figures

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

The Company is an integrated electricity company which, through its subsidiaries and joint ventures, is engaged in of the electricity generation, transmission and distribution in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.1% of the installed capacity in Argentina.

In the transmission business, the Company jointly controls Citelec, which is the controlling company of Transener, that performs the operation and maintenance of the high-tension transmission network in Argentina which covers 18,524 km (including Transba) of lines of its own. Both companies together carry 91% of the electricity in Argentina.

In the distribution business, the Company, through Edenor, distributes electricity to over 2.8 million customers throughout the northern region of Buenos Aires City, the north and northwest of Greater Buenos Aires.

In other sectors, the Company conducts financial investment operations, oil and gas exploration and exploitation, and it keeps investments in other companies that have complementary activities.

NOTE 2: REGULATORY FRAMEWORK

The main regulatory provisions affecting the electricity market and the activities of the company have been detailed in the financial statements for the year ended December 31, 2014, with the exception of the changes stated below.

2.1 Generation

2015 - 2018 Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration

On July 2, 2015, the Company and its power generation subsidiaries entered into the "2015 - 2018 Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration" (the "2015-2018 Agreement"). The 2015-2018 Agreement aims to expand SADI's installed capacity through the execution of new generation projects to be financed with: (i) the LVFVDs resulting from the application of SE Resolution No. 406/03 and not committed under other agreements; (ii) the charges for the Additional Remuneration committed to the Trust; (iii) a new  charge to be accrued in favor of generating agents executing the 2015-2018 Agreement, which will be regulated by the SE (the “2015 -2018 FONINVEMEM Resources”) (in this respect, items (i), (ii) and (iii) will make up the “Committed Receivables”), and (iv) possibly, the generating agents and/or the National Government's Additional Contributions.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

In the case of the Additional Remuneration committed to the Trust and the 2015 -2018 FONINVEMEM Resources, all amounts accrued and to be accrued between February 2015 - December 2018 period (and not committed under other agreements) will be bound.

Any possible Additional Contributions to the Committed Receivables will be repaid through the execution of a supply agreement with the new power plants' MEM as from the commercial commissioning of each new Project. The remuneration for the power capacity equivalent to the percentage of the Committed Receivables allocated by the generator to the Project over the whole funds destined to the Project will be determined pursuant to the scheme provided  by SE Resolution No. 95/13 as amended by SE Resolution No. 529/14 and SE Resolution No. 482/15 or any other provision superseding it.

The National Government's shareholding in the Project will be equivalent to the whole allotted funds less the percentage corresponding to the Committed Receivables and each generator's Additional Contributions over the whole allotted funds. Power generation companies will have an equity interest equivalent to the whole funds allotted to the Project less the National Government's shareholding.

The 2015 -2018 Agreement sets forth the terms to define the work group and the later submittal of the projects to be executed. Pampa Group's generating companies are currently analyzing the project to be executed under the 2015 -2018 Agreement so as to properly fulfill them.

SE Resolution No. 482/15 – Update of the remuneration scheme implemented by SE Resolution No. 95/13 and previously updated by SE Resolution No. 529/14g

SE Resolution No. 482/15: i) superseded Schedules I, II, III, IV and V of SE Resolution No. 529/14 (which amended SE Resolution No. 95/13) and provided for a retroactive updating —as from the economic transactions for the month of February, 2015— of the remuneration values contemplated in such schedules; ii) modified the calculation of the variable transportation costs applicable to hydroelectric and/or renewable energy generators; iii) incorporated an additional item called "2015-2018 Resources for FONINVEMEM Investments"; iv) incorporated a remuneration item (“2015-2018 FONINVEMEM Direct Remuneration”) applicable to units installed pursuant to the 2015-2018 FONINVEMEM; v) incorporated an additional remuneration to encourage production and efficiency (subject to the meeting of certain conditions); and vi) modified the procedure applicable to the settlement of the remuneration for fixed costs and non-recurring maintenance works (“Maintenance Remuneration”).

It should be pointed out that the system contemplated by SE Resolution No. 482/15 applies directly to generators having previously adhered to SE Resolution No. 95/13 or SE Resolution No. 529/14.

The updating of the remuneration scheme comprises the following items:

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

1)    Fixed Costs Remuneration :

Classification or technology and scale	$/MW-prh
TG units with power capacity (P) > 50 Mw	64
TV units with power capacity (P) < 100 Mw	106.4
TV units with power capacity (P) > 100 Mw	76
HI units with power capacity (P) between 30 Mw and 120 Mw	103.4
HI units with power capacity (P) between 120 Mw and 300 Mw	49

Pursuant to SE Resolution No. 482/15, the reference availability value for the available power capacity will be determined based on the site's typical temperature conditions.

2)    Variable Costs Remuneration :

Classification or technology and scale	Operating with:
	Natural Gas	FO/GO Hydrocarbons
	$/MWh
TG units with power capacity (P) > 50 Mw	33.1	57.9
TV units with power capacity (P) < 100 Mw	33.1	57.9
TV units with power capacity (P) > 100 Mw	33.1	57.9

Hydroelectric Units	$/MWh
HI units with power capacity (P) between 30 Mw and 120 Mw	26.2
HI units with power capacity (P) between 120 Mw and 300 Mw	26.2

3)    Additional Remuneration :

Classification or technology and scale	Allocation
	Generator $/MWh	Trust $/MWh
TG units with power capacity (P) > 50 Mw	11.7	7.8
TV units with power capacity (P) < 100 Mw	13.7	5.9
TV units with power capacity (P) > 100 Mw	11.7	7.8
HI units with power capacity (P) between 30 Mw and 120 Mw	84.2	14.9
HI units with power capacity (P) between 120 Mw and 300 Mw	59.4	39.6

4)    Maintenance Remuneration :

Classification or technology and scale	$/MWh
TG units with power capacity (P) > 50 Mw	28.2
TV units with power capacity (P) < 100 Mw	28.2
TV units with power capacity (P) > 100 Mw	28.2
HI units with power capacity (P) between 30 Mw and 120 Mw	8
HI units with power capacity (P) between 120 Mw and 300 Mw	8

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

With the passing of SE Resolution No. 482/15, hydroelectric power generators are recognized a Maintenance Remuneration effective as from the economic transaction corresponding to February 2015 and calculated monthly based on the total generated power. Such remuneration will be implemented through LVFVDs and will be used exclusively for the financing of major maintenance works to be approved by the SE.

SE Resolution No. 482/15 provides that the Maintenance Remuneration for thermal generators will result from the application of a formula contemplating adjustments based on the Capacity Utilization Factor for the last rolling year and a Starting Factor contemplating startings under the dispatch administered by CAMMESA for the last rolling year. In both cases, the rolling year is calculated until the month prior to the transaction.

5) Incentives to “Production” and “Operating Efficiency”:

The incentives system consists of an increase in the variable costs remuneration upon the meeting of certain conditions.

The “Production” incentive consists of a 15% or 10% increase in the variable costs remuneration for thermal units operating with liquid fuels or gas/coal respectively from the moment their production accumulated during the year exceeds 25% or 50% of their production capacity with the applicable fuel and for their actual capacity.

The “Efficiency” incentive consists of the recognition of an additional remuneration equivalent to the variable costs remuneration for the percentage difference between the actual consumption and the reference consumption fixed for each type of unit and fuel. This comparison will be made on a quarterly basis. In the case of higher consumptions, the variable costs base remuneration will not be affected.

The specific consumption reference values are the following:

Generating Unit	Natural Gas	Alternative Fuels (FO/GO/CM)
	Kcal/kWh	Kcal/kWh
TG	2,400	2,600
TV	2,600	2,600

6) 2015 -2018 FONINVEMEM Resources:

Pursuant to the 2015-2018 Agreement, SE Resolution No. 482/15 has included a specific contribution, the 2015 -2018 FONINVEMEM Resources, to be allocated to the execution of works contemplated under such system. The 2015 -2018 FONINVEMEM Resources will be allotted to generators participating in projects approved or to be approved by the SE.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Specific contributions will be assigned by CAMMESA to each applicable generating agent automatically and retroactively to the economic transactions for the month of February 2015 and until December 2018 as from the execution of the applicable construction and supply agreements. Pursuant to SE Resolution No. 482/15, the assigned 2015 -2018 FONINVEMEM Resources do not create a vested right in favor of the generator; thus, they may be reassigned by the SE in case of breach of the construction and/or supply agreements.

As of the date of these unaudited condensed interim financial statements, subsidiaries from the Generation segment are analyzing several projects which, if approved by the SE, would entail the automatic assignment of specific contributions amounting to $ 78.4 million as of September 30, 2015. Revenues from the 2015-2018 FONINVEMEM Remuneration will be recognized from the approval of the investment projects through the assignment of specific contributions.

The values for the 2015 -2018 FONINVEMEM Resources are as follows:

Technology and scale	2015-2018 Investment Resources ($/MWh)
TG units with power capacity (P) > 50 Mw	15.8
TV units with power capacity (P) < 100 Mw	15.8
TV units with power capacity (P) > 100 Mw	15.8
HI units with power capacity (P) between 30 Mw and 120 Mw	6.3
HI units with power capacity (P) between 120 Mw and 300 Mw	6.3

7) 2015-2018 FONINVEMEM Direct Remuneration:

It consists of the recognition of an additional remuneration equivalent to 50% of the Direct Additional Remuneration to units installed under the 2015-2018 FONINVEMEM. Such remuneration will be recognized for a term not exceeding 10 years as from the commercial commissioning of the unit.

Implementation Criteria for SE Resolution No. 95/2013

SE Resolution No. 482/2015 excluded hydroelectric and/or renewable energy generators from the provisions of Section 3.3, second paragraph, of the above-stated Implementation Criteria, providing that the variable transportation costs applicable to the generator (in accordance with the methodology described in Section 4.12.3.1, Chapter IV, “the Procedures”) would take into consideration the whole power generated by the Generator.

Receivables from WEM generators

As of September 30, 2015 and December 31, 2014, the Company, through its generation subsidiaries, holds receivables with CAMMESA which, at nominal value, together with accrued interest, amount to a total $ 956.4 and $ 797.4 million, with an estimated recoverable value of $ 919.1 and $ 745.6 million, respectively. The following detailed integration:

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

a.       LVFVDs pursuant to SE Resolution No. 406/03 2004-2006. They have been assigned to FONINVEMEM in the amount of $ 55.8 million and $ 66 million including interest, and their estimated recoverable value amounts to $ 47.9 million and $ 54.8 million, respectively.

b.       LVFVDs pursuant to SE Resolution No. 406/03 2008-2011. They have been allocated to the “2014 Agreement” in the amount of $ 470.5 million and $ 408.5 million including interest, and their estimated recoverable value amounts to $ 470.5 million and $ 397.8 million, respectively.

c.       LVFVDs pursuant to SE Resolution No. 406/03 2012-2013 and SE Resolution No. 95/13. These have been allocated to the “2014 Agreement” in the amount of $ 339.3 million and $ 228.6 million including interest, and their estimated recoverable value amounts to $ 309.9 million and $ 198.7 million, respectively

d.       LVFVDs for Maintenance Remuneration in the amount of $ 90.8 million and $ 94.3 million, respectively, bound to cancel the funding approved by the SE previously authorized for maintenance work. They have been valued at their nominal value plus interest, net of advances received partial funding under CAMMESA detailed in note 17, except in the case of HIDISA and HINISA, which are subject to approval by the SE and, therefore, these Companies have decided to recognize this remuneration as income for the period in which the approval for the maintenance is verified, until reaching the amounts approved by the SE.

2.2 Distribution

a.       Resolution SE No. 32/15

At the date of issuance of these unaudited condensed interim financial statements, the changes with respect to the situation reported by Edenor in the financial statements as of December 31, 2014, are as follows:

The SE issued SE Resolution No. 32/15, whereby it:

a)       Grants a temporary increase in income to Edenor effective from February 1, 2015, and on account of the RTI, in order for the Company to cover expenses and afford the investments associated with the normal provision of the public service, pursuant to the concession.

The additional income will be produced from the difference between the Theoretical electricity rate schedule included in the resolution and the electricity rate schedule currently applied to each customer category, according to the ENRE’s calculations, which are provided to the SE and CAMMESA on a monthly basis. These funds will be contributed by the Federal Government and transferred to Edenor by CAMMESA.

b)       Establishes that, as from February 1, 2015, the funds relating to the PUREE to which SE Resolution No. 745/05 refers will be regarded as part of Edenor’s income on account of the RTI and earmarked to cover the higher costs of the provision of the public service, pursuant to the concession.

c)       Authorizes Edenor to offset, until January 31, 2015, the PUREE-related debts against and up to the amount of the MMC established receivables, including interest, if any, for both concepts.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

d)       Instructs CAMMESA to issue LVFVD in favor of Edenor for the surplus, resulting from the offsetting process indicated in the preceding paragraph, and for the amounts owed by Edenor under the Loans for consumption (Mutuums) granted for higher salary costs.

e)       Instructs CAMMESA to implement a payment plan to be defined with Edenor, with the prior approval of the SE, for the settlement of the remaining balances in favor of the MEM.

f)        Establishes that Edenor will neither distribute dividends nor use the income deriving from that which has been detailed in paragraph a) to repay loans to financial entities, restructure financial debts, acquire other companies, grant loans, or carry out other transactions that are not strictly related to the payment of its obligations with the MEM, the payment of salaries of Edenor’s own or hired personnel or the making of payments to suppliers of goods and/or services related to the provision of the public service of electricity distribution.

g)       Establishes that Edenor shall observe the provisions of clause 22.1 of the Adjustment Agreement and suspend any administrative claim and/or judicial action it may have brought against the Federal Government, the SE and/or the ENRE in relation to compliance with clause 4.2 of the Adjustment Agreement and the resolution.

The impacts of SE Resolution No. 32/2015 on the unaudited condensed interim statement of comprehensive income (loss) are summarized below (in thousands of pesos):

		09.30.2015
Other income
Additional increase from the difference between the electricity rate schedules (February - September 2015) (1)	a)	2,933,139
Funds obtained from PUREE	b)	429,150
Decrease in loans for comsuption (Mutuums) granted for higher salary costs	d)	447,438
Higher cost recognition	c)	186,596
Total other income		3,996,323

(1) As of September 30, 2015, the balance pending collection amounts to $ 842.8 million.

Additionally, and as established by the SE through SE Note No. 1208 dated June 29, 2015, the amounts owed to CAMMESA have been recalculated based on the new adopted criteria.  Thus on July 22, 2015, the newly owed amounts were agreed upon, and CAMMESA issued the LVFVD established in paragraphs c) and d) and the documents supporting what had been agreed. The net result of this agreement generated a profit of $ 254.4 million that has been recorded in the “Financial expenses” line item within the unaudited condensed interim statement of comprehensive income (loss).

At the date of issuance of these unaudited condensed interim financial statements, Edenor Management has been analyzing the steps to be taken as indicated in section 14 of SE Resolution No. 32/15, detailed in the preceding caption g).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

b.       Loans for consumption (mutuums) and assignments of secured receivables

At the date of issuance of these unaudited condensed interim financial statements, there are no significant changes with respect to the situation reported by Edenor as of December 31, 2014, except for the following:

1.     Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE

During the year, the loan for consumption agreement was extended, as instructed by the SE to CAMMESA, for an additional amount of $ 1,930.9 million.

As of September 30, 2015, the debt related to this concept amounts to $ 956.8 million (comprised of $ 831.6 million principal and $ 125.2 million in accrued interest) which is disclosed in “Other non-current payables”.

2.       Higher salary costs

The aforementioned SE Resolution No. 32/15 resolves that LVFVD be issued in favor of Edenor for the Loan for consumption (Mutuum) received by Edenor to afford the salary increases deriving from the application of Resolution No. 836/14 of the Ministry of Labor, Employment and Social Security; allowing Edenor to offset them against the outstanding balances for this concept. The LVFVD were issued on July 16, 2015.

In this regard, as of September 30, 2015, Edenor made the pertinent recordings, fully canceling the $476.7 million liability for this concept, this generating a positive result of $ 447.4 million relating to the principal received, which has been disclosed in the “Income recognition on account of the RTI – SE Resolution No. 32/15” line item of the unaudited condensed interim statement of comprehensive income (loss), and a positive result of $ 29.3 million, relating to interest accrued, which has been disclosed in the “Financial expenses” line item of the unaudited condensed interim statement of comprehensive income (loss).

c.        Framework Agreement

At the date of issuance of these unaudited condensed interim financial statements, the changes with respect to the situation reported by Edenor as of December 31, 2014, are as follows:

In June 2015, Edenor, together with Edesur, the Federal Government and the Government of the Province of Buenos Aires signed an Addendum pursuant to which the New Framework Agreement was renewed for a period of four years, from January 1, 2015 to December 31, 2018.

Therefore, as of September 30, 2015, Edenor recognized the revenue relating to this concept, which amounts to $ 25.6 million and has been disclosed in the “Revenue from sales” line item of the unaudited condensed interim statement of comprehensive income (loss).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3 Transmission

On March 17, 2015 Transener and Transba executed with CAMMESA Addenda to the Mutuum (Loan) Contracts (New Addenda), by which it was agreed to grant new loans in the amounts of $ 563.6 million and $ 178.3 million to Transener and Transba, respectively, corresponding to: i) the outstanding of the Mutuum (Loan) Contracts as of January 30, 2015; and ii) receivables acknowledged by the SE and the ENRE on account of cost variations for the June 2014-November 2014 period. In addition, the assignment as collateral of the receivables recognized on account of higher costs as at November 30, 2014 pursuant to the Instrumental Renewal Agreement in order to cancel the amounts to be received by application of New Addenda signed.

On September 17, 2015, Transener and Transba entered into Addenda to the Renewal Agreements with the ES and ENRE approving the 2015 Economic and Financial Projection; providing for an investment plan for the year 2015 in the amount of $ 431.9 million and $ 186.6 million for Transener and Transba, respectively, and granting additional non-reimbursable resources for the execution of such investment plan.

 In this sense, CAMMESA is calculating credit claims for cost fluctuations within the December 2014-May 2015 period in order to progress on the execution of the New Addendum to the Loan Agreement, which will include the amounts necessary for the execution of additional investments. As at the issuance hereof, these Addenda are still pending execution.

As of September 30, 2015, the results generated by the recognition of costs by the SE and the ENRE up to the amounts collected through Mutual Contracts have been accounted for in Transener and Transba’s financial statements. Consequently, Transener has recorded revenues from sales amounting to $ 605.4 million and $ 426.3 million, as well as accrued interest for $ 103.7 million and $ 151.4 million for the nine months period ended September 30, 2015 and 2014, respectively. Likewise, Transba has disclosed revenues from sales amounting to $ 287.5 million and $ 144.6 million, and interest income amounting to $ 21.5 million and $ 52.2 million for the same periods, respectively. Liabilities for all disbursements received have been cancelled through the cession of receivables recognized for higher costs, pursuant to the Agreement and the Renewal Agreement.

2.4 Holding and others

Natural Gas Surplus Injection Promotion Program (the “Program”)

On July 15, 2015, the Committee passed Resolution No. 123/15 defining the Rules for acquisitions, sales and assignments under the Program, which provides that the companies acquiring, selling or assigning areas, rights or participations should file the corresponding presentation within a term of 10 working days of such operation.

As of the closing of these unaudited condensed interim financial statements, PEPASA has filed the documentation required by such Resolution and pursuant to the Addendum to the Investment Agreement entered into with YPF in the Rincón del Mangrullo area. The subsidiary Company estimates that it will not be affected by the application of such resolution.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 3: BASIS OF PRESENTATION

These unaudited condensed interim financial statements for the nine and three-month periods ended on September 30, 2015 have been prepared in accordance with the provisions of IAS 34 "Interim Financial Reporting".

This unaudited condensed interim financial information should be read in conjunction with the consolidated financial statements of the Company as of December 31, 2014, which have been prepared in accordance with IFRS. These unaudited consolidated condensed interim financial statements are expressed in Argentine pesos. They have been prepared under the historical cost convention, modified by the measurement of financial assets at fair value.

These unaudited condensed interim financial statements for the nine and three month periods ended September 30, 2015 have not been audited. The Company’s management estimates they include all the necessary adjustments to present fairly the results of operations for each period. The income for the nine and three month periods ended September 30, 2015, does not necessarily reflect in proportion the Company’s results for the complete year.

These unaudited condensed interim financial statements have been approved for their issuance by the Company’s Board of Directors on November 10, 2015.

Comparative information

Balances as of December 31, 2014 and for the nine and three month periods ended on September 30, 2014, included in these unaudited condensed interim financial statements for comparative purposes, are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements to keep the consistency in the presentation with the amounts of the current period

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these unaudited condensed interim financial statements are consistent with those used in the financial statements for the last fiscal year prepared under IFRSs, which ended on December 31, 2014, except for the changes described below.

Income recognition on account of the RTI - SE Resolution No. 32/15

The recognition established by Resolution 32/15 falls within the scope of IAS 20 “Accounting for government grants and disclousure of government assistance”, since it implies a compensation to cover the costs and investments associated with the normal performance of the provision of the public service concession.

Their requirements recognition is made at fair value when there is reasonable assurance that they will be collected and have met the service.

Meanwhile, revenues from the funds referred to by Resolution No. 745/05 (Note 2.2) are recognized on the basis of billings.

Such concept has been disclosure in the line, income recognition on account of the RTI - SE Resolution No. 32/15 line item of the unaudited condensed interim statement of comprehensive income (loss).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

Recognition of revenues from the electricity market

During this period, HIDISA and HINISA  have not recognized the Maintenance Remuneration —which is to be allocated exclusively to the financing of major maintenance tasks— as income since the condition that the entities may probably receive the economic benefits associated with the transaction has not been met, as the major maintenance works to be financed with the LVFVDs to be issued by CAMMESA are subject to approval by the ES and, therefore, there is no reasonable certainty that these companies will collect the generated receivables.

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these unaudited consolidated condensed interim financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Mentioned estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these unaudited condensed interim financial statements.

In the preparation of these unaudited condensed interim financial statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Financial Statements for the year ended December 31, 2014, except as mentioned below:

Impairment of long-lived assets - Distribution

From the implementation of SE Res. 32/15 which established a temporary increase in income as from February 1, 2015, the projected and discounted cash flows used by the Company to determine the recoverability of the CGU have been updated.

The future increase in electricity rates used by Edenor to assess the recoverability of its long-lived assets as of December 31, 2014 is based on the rights to which Edenor is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2.2 to these unaudited condensed interim financial statements. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain adopted measures, such as those described in Notes 2 to these unaudited condensed interim financial statements, have also been considered. Edenor Management estimates that it is reasonable to expect that new increases in revenues will be obtained from 2016.

In spite of the current economic and financial situation described in Note 31.2 to these unaudited condensed interim financial statements, Edenor has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, Edenor may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of these unaudited condensed interim financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, Edenor has considered three different probability-weighted scenarios. Although in all of them it is estimated that Edenor will succeed in reaching an acceptable agreement with the Government resulting in a gradual tariff increase, Edenor has considered different timing and magnitude of an increase in the DAV.

The scenarios considered are as follows:

a) Scenario called Pessimistic scenario: in this scenario, Edenor contemplates the effects of SE Resolution 32/15 and assumes modest electricity rate increases as from 2016 as a result of the gradual implementation of an RTI. CAMMESA’s financial assistance, as regards the reception of the loan for consumption (mutuum) for the Extraordinary Investment Plan, is maintained. In 2017, the accumulated debt for energy purchases begin to be paid and past higher real costs (not covered by the CMM) would be recognized, which would allow for the offsetting of the accumulated debts with CAMMESA for interest accrued. Probability of occurrence assigned 20%.

b) Scenario called Intermediate scenario: in this case, Edenor contemplates the effects of SE Resolution 32/15 and assumes reasonable electricity rate increases as from 2016, as a result of the gradual implementation of an RTI. CAMMESA’s financial assistance, as regards the reception of the loan for consumption (mutuum) for the Extraordinary Investment Plan, is maintained. In 2017, the accumulated debt for energy purchases begin to be paid and past higher real costs (not covered by the CMM) would be recognized, which would allow for the offsetting of the accumulated debts with CAMMESA for interest accrued. Probability of occurrence assigned 65%.

c) Scenario called Optimistic scenario: in this case, Edenor contemplates the effects of SE Resolution 32/15 and assumes increases higher than those of the intermediate scenario as from 2016, as a result of the gradual implementation of an RTI. CAMMESA’s financial assistance, as regards the reception of the loan for consumption (mutuum) for the Extraordinary Investment Plan, is maintained. In 2017, the accumulated debt for energy purchases begin to be paid and past higher real costs (not covered by the CMM) would be recognized, which would allow for the offsetting of the accumulated debts with CAMMESA for interest accrued. Probability of occurrence assigned 15%.

Edenor has assigned to these three scenarios the previously described percentages of probability of occurrence based mainly on the experience with past delays in the tariff renegotiation process, the present economic and financial situation, the status quo of the conversations that are being held with the Federal Government and the need to maintain the public service, pursuant to the concession, in operation.

An after tax discount rate (WACC) in pesos stated in nominal terms of 24.5% has been used in all the scenarios.

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, opportunity and modality of the electricity rate increases and recognition of cost adjustments, and ii) the development of the costs to be incurred. These factors have been taken into account in the aforementioned weight of scenarios. Due to the inherent uncertainty involved in these assumptions, Edenor estimates that any sensitivity analysis that considers changes in any of them considered individually could lead to distorting conclusions.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

Based on the conclusions previously mentioned, and considering that no facts or circumstances have occurred during this period, to amend the assessment conducted as of December 31, 2014, the valuation of the CGU, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of September 30, 2015.

Furthermore, the management understands that although these estimates may show an increase in the CGU’s value, actual measures obtained so far are insufficient to consider a sustainable recovery which may lead to the reversal of the impairment loss recognized by the Company during fiscal year 2011.

Going concern

Edenor’s unaudited condensed interim financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that Edenor will continue to operate normally during the next twelve months because in Edenor’s opinion SE Resolution 32/15 provides greater certainty concerning the financial conditions existing prior to the issuance thereof and constitutes a reasonable basis for the commencement of the RTI.

The management considers that this situation involving its subsidiary Edenor does not affect the Company's capacity to continue operating on an ordinary basis.

NOTE 6: FINANCIAL RISK MANAGEMENT

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last year.

Concentration risk factors

Related to unionized employees

On June 8, 2015 an agreement was entered into between the Ministry of Labor, Employment and Social Security; Edesur; the Luz y Fuerza Union of the City of Buenos Aires, the Association of Senior Personnel of Power Companies; and Edenor providing for the following:

a) A gradual salary increase until April 30, 2016, amounting to a 16% from May 1, 2015; a non-cumulative 11.8% from September 1, 2015;

b) and an 11.9% increase for the May 2016- October 2016 period, to be calculated based on compensations effective in April 2016.

This Resolution also applies to contractors with staff under these unions' collective bargaining agreements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

Derivative financial instruments

In order to cover for foreign-currency exchange rate fluctuations during the period, the Company has entered into forward contracts to purchase US$ with pesos for a nominal value of US$ 196 million at an average exchange rate of $ 10.85 per US$, having maturities between March, 2016 and December, 2016, and contracts to sell US$ for pesos, for a nominal value of US$ 21 million at an average exchange rate of $ 9.97 per US$, having maturities on November, 2015,

As of the closing date of this period, the US$ purchasing position amounts to US$ 175 million at an average exchange rate of $ 10.76 with maturities between November, 2015 and December, 2016. The fair value of contracts as of September 30, 2015 amounted to a net liability position of $ 31.4 million, which is shown under financial derivatives. These contracts are guaranteed with financial assets measured at fair value and with cash and cash equivalents in the amount of $ 296.1 million, disclosed in other receivables.

NOTE 7: INVESTMENTS IN SUBSIDIARIES

(a) Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			09.30.2015	12.31.2014
	Country	Main activity	% Participation	% Participation
BLL	Argentina	Winemaking	100.00%	100.00%
CTG	Argentina	Generation	90.42%	90.42%
CTLL	Argentina	Generation	100.00%	100.00%
IEASA	Argentina	Investment	100.00%	100.00%
INDISA	Argentina	Investment	91.60%	91.60%
INNISA	Argentina	Investment	90.27%	90.27%
IPB	Argentina	Investment	100.00%	100.00%
PACOSA	Argentina	Distributor	100.00%	100.00%
PEPASA	Argentina	Oil	49.71%	49.74%
PEPCA	Argentina	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
PP II	Argentina	Investment	100.00%	100.00%
Transelec	Argentina	Investment	100.00%	100.00%

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 8: INVESTMENTS IN JOINT VENTURES

	Note	09.30.2015	09.30.2014
At the beginning of the year		226,894,893	188,644,285
Capital increase	27.g	475,000	-
Other increases		-	3,766,560
Other decreases		(16,063,169)	-
Participation in other comprehensive income		45,552,214	7,791,702
At the end of the period		256,858,938	200,202,547

The Company has a co-controlling interest in Citelec, Transener’s controlling company.

The percentage share is 50%. The stock capital is composed of common shares, each granting the right to one vote. It is registered in Argentina, which is also the principal place where it develops its activities.

For the valuation, its condensed interim financial statements as of September 30, 2015 have been used, which disclose the following items: Capital Stock in the amount of $ 554.3 million, profit for the year in the amount of $ 97.2 million and Shareholders’ Equity in the amount of $ 423.9 million.

The following chart includes a reconciliation of the equity method value and the book value of the Company’s interest in it:

	09.30.2015	09.30.2014
Equity method	212,369,641	137,954,534
Adjustments (1)	44,489,297	62,248,013
Total investments in joint ventures	256,858,938	200,202,547

(1)  Includes adjustments for repurchase of corporate bonds and depreciation of property, plant and equipment.

NOTE 9: INVESTMENTS IN ASSOCIATES

	09.30.2015	09.30.2014
At the beginning of the year	133,169,584	134,774,654
Share of loss	(1,683,091)	(319,388)
At the end of the period	131,486,493	134,455,266

The Company holds an interest in only one associated company. Through PEPCA, the Company has a 10% interest in CIESA, a company holding 51% of TGS’s capital stock. TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. In turn, it is the leading company in the production and marketing of natural gas liquids both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications area through its subsidiary Telcosur S.A.

The capital stock of the associated company is composed of common shares, each granting the right to one vote. The associated company is registered in Argentina, which is also the principal place where it develops its activities.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 9: (Continuation)

For the valuation of its interest in the associate, the condensed interim financial statements as of September 30, 2015 have been used, which disclose the following items: Capital Stock in the amount of $ 638.9 million, loss for the period in the amount of $ 29.2 million and Shareholders’ Equity in the amount of $ 1,205.2 million.

The following chart includes a reconciliation of the equity method value and the book value of the Company’s interest in them:

	09.30.2015	09.30.2014
Equity method	96,666,997	99,635,770
Adjustments (1)	34,819,496	34,819,496
Total investments in associates	131,486,493	134,455,266

(1) Includes the increased value of investments in associated companies.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

	Original Values
Type of good	At the beginning	Increases	Decreases	Reversal of impairment	Transfers	At the end

Land	24,568,246	-	-	-	-	24,568,246
Buildings	369,648,826	-	-	-	28,709,282	398,358,108
Generation equipment and machinery	2,310,992,875	796,546	(17,244,575)	-	104,177,217	2,398,722,063
Work and compulsory work performed	7,533,912	-	-	-	-	7,533,912
High, medium and low voltage lines	2,477,342,509	9,598,783	(17,641,408)	-	600,984,923	3,070,284,807
Substations	1,068,956,758	-	-	-	187,049,319	1,256,006,077
Transforming chamber and platforms	608,521,395	-	(130,531)	-	141,484,047	749,874,911
Meters	711,410,784	-	-	-	66,912,055	778,322,839
Wells	462,012,725	580,300,328	(1,189,650)	-	7,925,854	1,049,049,257
Casks	89,571	-	-	-	-	89,571
Mining property	334,147,113	415,031,310	-	-	-	749,178,423
Gas plant	4,156,943	4,784,484	-	-	6,551,076	15,492,503
Vehicles	131,665,346	71,251,035	(779)	-	641,833	203,557,435
Furniture and fixtures and software equipment	161,524,463	14,633,890	(76,536)	-	175,082	176,256,899
Communication equipments	57,932,395	93,198	(6,900)	-	73,485	58,092,178
Materials and spare parts	236,683,467	36,321,692	(18,906,985)	-	(14,455,716)	239,642,458
Tools	30,157,577	1,680,835	(6,780)	-	167,579	31,999,211
Civil works	2,696,068	-	-	-	-	2,696,068
Work in progress	2,201,233,541	2,526,624,281	(2,413,598)	25,259,957	(989,504,454)	3,761,199,727
Advances to suppliers	218,768,681	292,117,561	(1,720,544)	-	(140,891,582)	368,274,116

Total at 09.30.2015	11,420,043,195	3,953,233,943	(59,338,286)	25,259,957	-	15,339,198,809
Total at 09.30.2014	8,616,516,627	1,752,714,261	(24,093,610)	147,595,626	-	10,492,732,904

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: (Continuation)

	Depreciation					Net book values
Type of good	At the beginning	Decreases	Reversal of impairment	For the period	At the end	At the end	At 12.31.2014

Land	-	-	-	-	-	24,568,246	24,568,246
Buildings	(79,986,503)	-	-	(13,608,130)	(93,594,633)	304,763,475	289,662,323
Generation equipment and machinery	(497,494,132)	14,829,596	-	(90,535,812)	(573,200,348)	1,825,521,715	1,813,498,743
Work and compulsory work performed	(3,610,765)	-	-	(311,361)	(3,922,126)	3,611,786	3,923,147
High, medium and low voltage lines	(659,482,619)	14,527,777	-	(77,462,612)	(722,417,454)	2,347,867,353	1,817,859,890
Substations	(249,330,673)	-	-	(30,701,267)	(280,031,940)	975,974,137	819,626,085
Transforming chamber and platforms	(149,731,976)	55,835	-	(18,787,173)	(168,463,314)	581,411,597	458,789,419
Meters	(228,200,710)	-	-	(31,177,525)	(259,378,235)	518,944,604	483,210,074
Wells	(123,718,574)	-	-	(100,361,214)	(224,079,788)	824,969,469	338,294,151
Casks	(37,126)	-	-	(13,434)	(50,560)	39,011	52,445
Mining property	(40,579,609)	-	-	(43,371,988)	(83,951,597)	665,226,826	293,567,504
Gas plant	(593,369)	-	-	(3,515,976)	(4,109,345)	11,383,158	3,563,574
Vehicles	(38,768,503)	779	-	(22,383,937)	(61,151,661)	142,405,774	92,896,843
Furniture and fixtures and software equipment	(85,856,034)	76,535	-	(17,340,230)	(103,119,729)	73,137,170	75,668,429
Communication equipments	(31,987,738)	-	-	(2,425,944)	(34,413,682)	23,678,496	25,944,657
Materials and spare parts	-	-	-	-	-	239,642,458	236,683,467
Tools	(11,186,178)	6,780	-	(2,282,529)	(13,461,927)	18,537,284	18,971,399
Civil works	(1,378,711)	-		(102,933)	(1,481,644)	1,214,424	2,696,068
Work in progress	-	-	-	-	-	3,761,199,727	2,199,854,830
Advances to suppliers	-	-	-	-	-	368,274,116	218,768,681

Total at 09.30.2015	(2,201,943,220)	29,497,302	-	(454,382,065)	(2,626,827,983)	12,712,370,826
Total at 09.30.2014	(1,713,855,268)	7,543,204	(59,188,922)	(311,553,276)	(2,077,054,262)	8,415,678,642
Total at 12.31.2014							9,218,099,975

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: (Continuation)

Borrowing costs capitalized in the book value of property, plant and equipment during the period ended September 30, 2015 and 2014 amounted to $ 199.7 and $ 112.8 million respectively.

Labor costs capitalized in the book value of property, plant and equipment during the period ended September 30, 2015 and 2014 amounted to $ 296.9 and $ 7.2 million respectively.

NOTE 11: INTANGIBLE ASSETS

	Original Values
Type of good	At the beginning	At the end

Concession agreements	950,767,632	950,767,632
Goodwill	5,627,370	5,627,370
Rights over arbitration proceedings	108,754,000	108,754,000
Intangibles identified in acquisitions of companies from the distribution segment	8,834,040	8,834,040
Total at 09.30.2015	1,073,983,042	1,073,983,042
Total at 09.30.2014	1,299,523,361	1,299,523,361

	Amortizations
Type of good	At the beginning	For the period	At the end

Concession agreements	(194,973,412)	(20,440,276)	(215,413,688)
Goodwill	-	-	-
Rights over arbitration proceedings	-	-	-
Intangibles identified in acquisitions of companies from the distribution segment	(6,625,531)	(1,656,383)	(8,281,914)
Total at 09.30.2015	(201,598,943)	(22,096,659)	(223,695,602)
Total at 09.30.2014	(397,677,048)	(22,096,661)	(419,773,709)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 11: (Continuation)

	Net book values
Type of good	At the end	At 12.31.2014

Concession agreements	735,353,944	755,794,220
Goodwill	5,627,370	5,627,370
Rights over arbitration proceedings	108,754,000	108,754,000
Intangibles identified in acquisitions of companies from the distribution segment	552,126	2,208,509
Total at 09.30.2015	850,287,440
Total at 09.30.2014	879,749,652
Total at 12.31.2014		872,384,099

NOTE 12: FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

Non current	09.30.2015	12.31.2014

Shares	70,630	70,630
Government securities	42,827,889	-
Trusts	1,190,549,931	962,942,332
Total non current	1,233,448,450	963,012,962

Current

Government securities	563,661,046	237,068,910
Corporate securities	496,049	505,553
Shares	121	61,629,484
Investment funds	2,000,896,961	729,373,180
Total current	2,565,054,177	1,028,577,127

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 13: DEFERRED TAX ASSETS AND LIABILITIES

The composition of the deferred tax assets and liabilities is as follows:

	09.30.2015	12.31.2014
Tax loss-carryforwards	96,148,677	115,375,625
Trade and other receivables	47,036,054	34,497,413
Derivative financial instruments	13,751,159	2,463,777
Financial assets at fair value through profit and loss	-	2,063,417
Trade and other payables	358,494,279	347,324,494
Salaries and social security payable	23,914,852	20,935,459
Defined benefit plans	96,571,992	78,171,676
Taxes payable	44,347,519	31,430,789
Provisions	95,029,652	50,152,653
Other	199,461	3,239,902
Deferred tax asset	775,493,645	685,655,205

Property, plant and equipment	(712,669,975)	(623,497,888)
Intangible assets	(231,190,626)	(236,676,501)
Trade and other receivables	(253,930,544)	(176,859,967)
Borrowings	(25,876,750)	(18,951,331)
Other	(5,951,898)	(6,572,090)
Deferred tax liabilities	(1,229,619,793)	(1,062,557,777)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the statement of financial position:

	09.30.2015	12.31.2014
Deferred tax asset	98,548,334	93,681,916
Deferred tax liabilities	(552,674,482)	(470,584,488)
Net deferred tax liabilities	(454,126,148)	(376,902,572)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: Trade and Other receivables

Non Current	Note	09.30.2015	12.31.2014

Res. No. 406/03 Inc c) CAMMESA consolidated receivables	2	621,055,835	553,279,918
Present value discount	2	(23,841,910)	(34,635,539)
Additional Compensation Trust Resolution No. 95/13	2	234,012,667	138,977,852
Present value discounted Resolution No. 95/13	2	(13,486,546)	(17,156,517)
Trade receivables, net		817,740,046	640,465,714

Tax credits:
- Value added tax		12,716,167	14,610,909
- Sales tax		25,016,456	16,183,868
- Income tax and minimum notional income tax		310,958,480	295,302,026
- Tax on banking transactions		28,356,037	16,093,219
- Allowance for tax credits		(142,370,609)	(107,111,954)
Related parties	27.i	7,229,293	7,366,313
Expenses paid in advance		2,346,822	-
Financial credit		71,596,451	71,191,721
Other		815,724	741,077
Other receivables, net		316,664,821	314,377,179

Total non current		1,134,404,867	954,842,893

Current

Receivables from energy distribution (1)		1,059,356,925	945,666,193
Receivables from MAT		50,488,045	48,626,021
CAMMESA		1,101,055,038	1,004,349,392
Res. No. 406/03 Inc. c) CAMMESA consolidated receivables	2	10,540,022	10,905,524
Non recurring maintenance remuneration	2	87,093,850	94,253,852
Receivables from gas sales		135,232,193	38,783,748
Debtors in litigation		22,928,505	21,965,685
Receivables from administrative services		-	15,174
Related parties	27.i	6,182,237	9,627,015
Other		3,352,953	2,814,648
Allowance for doubtful accounts		(92,667,373)	(91,117,582)
Trade receivables, net		2,383,562,395	2,085,889,670

(1)       Net of stabilization factor.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: (Continuation)

	Note	09.30.2015	12.31.2014
Tax credits:
- Value added tax		377,154,686	208,466,098
- Sales tax		2,315,818	5,405,113
- Income tax and minimum notional income tax		1,457,359	369,418
- Withholding of social security contributions		2,049,414	3,138,459
- Other tax credits		140,715	159,957
- Allowance for tax credits		(443,955)	(443,955)
Advances to suppliers		22,501,037	14,183,290
Advances to employees		1,519,112	2,547,431
Related parties	27.i	6,966,586	8,879,484
Prepaid expenses		59,046,359	34,785,413
Receivables from electric activities		41,427,722	48,581,474
Financial credit		18,669,221	6,657,699
Guarantee deposits		296,099,814	389,927,105
Judicial deposits		10,466,409	11,900,401
Credit with FOCEDE(1)		210,859,576	-
Credits for Compensation of Excess Gas Injection Resolution No. 1/13		161,339,361	80,677,392
Credit for additional incomes Res. SE No. 32	2	842,821,523	-
Receivables from the sale of financial instruments		40,152,612	28,701,997
Contributions to receive non-operating partners		5,320,309	1,646,774
Other		8,367,040	5,128,579
Allowance for other receivables		(44,580,212)	(39,766,643)
Other receivables, net		2,063,650,506	810,945,486

Total current		4,447,212,901	2,896,835,156

(1)     As of September 30, 2015, the net position held by Edenor with the FOCEDE is comprised of the following (in thousands of pesos):

09.30.2015
Fixed charge Res. No. 347/12 charged to customers and not transferred	(6,077)
Funds received in excess of the amount transferred to the FOCEDE for fixed charge Res. No. 347/12	120,461
Receivable from funds pending collection for Extraordinary Investment Plan	234,221
Provision for FOCEDE expenses	(137,745)
210,860

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: (Continuation)

The movements in the allowance for the impairment of receivables are as follows:

	09.30.2015	09.30.2014
At the beginning	91,117,582	77,200,000
Allowance for impairment	23,430,158	15,612,782
Decreases	(21,489,419)	(4,778,841)
Reversal of unused amounts	(390,948)	(364,558)
At the end of the period	92,667,373	87,669,383

The movements in the allowance for the impairment of other receivables are as follows:

	09.30.2015	09.30.2014
At the beginning	147,322,552	114,078,973
Allowance for impairment	43,453,646	27,742,162
Decreases	(3,352,169)	(5,045,286)
Reversal of unused amounts	(29,253)	(1,838,817)
At the end of the period	187,394,776	134,937,032

NOTE 15: SHARE CAPITAL

The Company´s subscribed and paid-in capital stock amounts to $ 1,314,310,895, represented by 1,314,310,895 common shares in book-entry form with a face value of  $ 1 each and each granting the right to one vote.

NOTE 16: TRADE AND OTHER PAYABLES

Non Current	09.30.2015	12.31.2014

Suppliers	-	364,852
Customer contributions	97,415,021	118,297,671
Funding contributions for substations	51,700,000	51,700,000
Customer guarantees	65,574,116	60,742,930
Trade payables	214,689,137	231,105,453

Fines and bonuses	1,209,132,852	1,032,193,134
Loan (mutuum) with CAMMESA	956,815,863	506,753,360
Compensation agreements	33,531,647	33,741,205
Liability with FOTAE	151,419,365	105,640,700
Other payables	2,350,899,727	1,678,328,399

Total non current	2,565,588,864	1,909,433,852

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 16: (Continuation)

Current	Note	09.30.2015	12.31.2014

Suppliers		2,417,977,197	1,408,516,910
CAMMESA (1)		3,300,008,545	2,562,949,421
Customer contributions		135,191,467	148,075,761
Funding contributions substations		22,780,055	18,431,955
Fees and royalties		2,825,624	5,648,300
Customer advances		13,102,359	1,199,336
Customer guarantees		1,048,184	1,540,082
Related parties	27.i	573,103	384,534
Trade payables		5,893,506,534	4,146,746,299

PUREE (2)		-	17,521,570
Penalties and ENRE discounts		60,266,487	70,588,565
Dividends payable		24,135,680	-
Related parties	27.i	42,860,508	2,705,669
Advances for works to be executed		38,082,054	10,650,017
Guarantees enforcerd		188,321,193	170,912,175
Liability with FOCEDE (3)		-	85,386,048
Compensation agreements		122,342,492	27,805,216
Other		6,760,611	4,155,733
Other payables		482,769,025	389,724,993

Total current		6,376,275,559	4,536,471,292

(1)       As of September 30, 2015 and December 31, 2014 net of $ 3.2 billion and $ 3.4 billion, respectively, offset in accordance with the provisions of SE Resolution No. 250/13, subsequent Notes and Resolution No. 32/15. The respective LVFVD were issued on July 22, 2015.

(2)       As of September 30, 2015 and December 31, 2014, net of $ 2.2 billion and $ 2.2 billion, respectively, offset in accordance with the provisions of SE Resolution No. 250/13, subsequent Notes and SE Resolution No. 32/15. The respective LVFVD were issued on July 22, 2015.

(3)       As of December 31, 2014, the net position of Edenor with the FOCEDE is comprised of the following (in thousands of pesos):

12.31.2014
Fixed charge Res. No. 347/12 invoiced to customers	6,105
Funds received in excess of the amount transferred to the FOCEDE for fixed charge Res. No. 347/12	74,713
Receivables from funds pending collection for Extraordinary Investment Plan	(93,133)
Provision for FOCEDE expenses	97,701
Total liability with FOCEDE	85,386

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 17: BORROWINGS

Non Current	Note	09.30.2015	12.31.2014

Financial borrowings		1,974,845,763	794,104,954
Corporate bonds		3,131,673,887	2,743,759,769
Related parties	27.i	28,192,939	193,403,000
		5,134,712,589	3,731,267,723

Current

Bank overdrafts		40,787,385	52,941,170
VCP		316,095,814	207,923,095
Financial borrowings		104,141,288	209,355,993
Corporate bonds		485,448,942	99,385,972
Related parties	27.i	475,948,913	269,697,740
		1,422,422,342	839,303,970

The main variations in the Group's financial structure during the nine month period ended September 30, 2015 and until the date of issuance of these unaudited condensed interim financial statements are described below:

17.1 Generation

17.1.1. CTLL

Cammesa Financing

Major maintenance

On March 5, 2015, CTLL executed a loan agreement with CAMMESA to finance a major maintenance of the unit LDLATG02 for a total amount in pesos equivalent to US$ 11.8 million and $ 7.2 million, in both cases plus VAT and costs of nationalization.

The financing will be repaid in 36 monthly, equal and consecutive installments, with the application of the mean yield obtained by CAMMESA from its financial placements with the WEM and maturing as from the economic transaction for the month following the conclusion of the works, with the possibility to extend such period for an additional 12-month term in case the Maintenance Remuneration accrued during such period is insufficient to cancel the financing. The Additional Remuneration will be allocated to the repayment of the granted financing. Should it be necessary to request the 12-month extension, besides applying the Additional Remuneration to the cancellation of the installment, the Direct Additional Remuneration accrued by CTLL in the corresponding month will also be applied.

After unit LDLATG02's maintenance was completed, the unit became operative on December 21, 2014.

CTLL later requested the execution of an Addendum to the Loan Agreement to conduct the maintenance of unit LDLATG03. On August 20, 2015, Addendum I to this Agreement was executed, which extended the financing to an amount equivalent in pesos to U$ 4.8 million and $ 18.2 million, in both cases plus VAT, nationalization and logistics costs.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 17: (Continuation)

Based on the modifications introduced to Addendum I, CTLL guarantees a minimum 80% availability from each unit. If the availability commitment is not satisfied in a certain month, the repayment of the installment will not be limited to the Maintenance Remuneration amount and, if applicable, the sum of the Maintenance Remuneration and the Direct Additional Remuneration, but the whole installment will be enforceable.

As of the issuance of these unaudited condensed interim financial statements, CTLL has received partial advances in the amount of $ 107.8 million.

2014 Agreement

As at the date hereof, the power plant expansion projects, which consist of the incorporation of new generation capacity through the installation of two engine generators (8 MW) and a high-efficiency gas turbine (100 MW), are progressing normally. Regarding the new gas turbine, the major civil works and the turbine, generator and main equipment installation have already been completed. The proper assembly and operation of the systems will be tested until December. Final checkups (in an operating condition) and contractual and commercial tests will be conducted in January, and the unit's commissioning is expected for the second half of January. As regards the two 8 MW engine generators, the project is currently in the engineering and soil study stage and their commissioning being is for the third quarter of 2016.

As at the issuance hereof, CTLL has received partial advances in the amount of $ 650.3 million pursuant to the Financing Agreement. Furthermore, CTLL has made payments in the amount of $ 661.1 million under the Supply and Construction Agreement.

Corporate Bonds

Creation of a new Corporate Bonds Program and issuance of Classes B and C Corporate Bonds

On July 7, 2015, CTLL created a new Simple Corporate Bonds Program (that is, corporate bonds not convertible into shares) for up to US$ 350 million (or its equivalent in other currencies) (the “Program”).

Under such Program, on August 6, 2015, CTLL issued Class C Corporate Bonds in the amount of $ 258 million maturing 21 months as from their issuance date and will accrue interest at a 27.75% fixed rate during the first 6 months as from their issuance date and at the Private Badlar rate plus a 450 basis points spread during the remaining 15 months. CTLL resolved to cancel the tender for Class B Corporate Bonds.

Net funds resulting from this placement will be allocated to the partial early cancellation of the Syndicated Loan.

Issuance of Class A Corporate Bonds – Subsection k)

On October 5, 2015, CTLL issued Class A Corporate Bonds in the amount of $ 282.4 million and maturing 36 months as from their issuance date and accrue interest at the Private Badlar rate. On September 18, 2015, the SSN classified such Corporate Bonds as a productive investment computable under Section 35.8.1, subsection k) of the Insurance Activity General Rules and Regulations (SSN Resolution No. 21.523/1992).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 17: (Continuation)

Net funds derived from the issuance of Class A Corporate Bonds will be destined to: (i) medium- and long-term infrastructure or productive projects in the Republic of Argentina, and (ii) the payment of working capital within the country regarding projects and investments mentioned in item. CTLL plans to use such net funds to finance part of the 116 MW expansion works it is currently conducting under the “2014 Agreement”.

Syndicated Loan Repayment

On August 13, 2015, CTLL partially canceled the Syndicated Loan granted by Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., Citibank N.A. and Industrial and Commercial Bank of China S.A. in the amount of $ 260 million plus all interest accrued as of that date. The repayment was made out of Class C Corporate Bonds funds. On October 15, 2015, CTLL canceled the remaining principal balance in the amount of Ps. 190 million plus all interest accrued as of that date. The repayment was made out of CTLL's own funds.

17.1.2 CTG

Issuance of Corporate Bonds

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 50 million (or its equivalent in other currencies) on March 6, 2015 CTG issued Class 6 Corporate Bonds for a face value of $ 91 millon maturing within a term of 18 months and accruing interest at a 28% annual nominal fixed rate during the first nine months and at the Private Badlar rate plus a 500 basis points spread during the remaining nine months. Interest will be payable on a quarterly basis.

With the net proceeds of the issue, CTG proceeded to cancel the principal and interest of the Class 4 Corporate Bonds and partially prepay the loan finance mentioned below.

Bank borrowings

On March 20, 2015, CTG prepaid in full the syndicated loan for an amount equivalent to $ 58.8 million of net proceeds from the issuance of Class 6 Corporate Bonds and equity.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 17: (Continuation)

Cammesa Financing

On May 18, 2015, CTG entered into a loan agreement with CAMMESA to finance TV11 unit's maintenance in a peso-denominated amount equivalent to US$ 10.3 million plus VAT and nationalization costs.

This financing will be repaid in 36 monthly and consecutive installments, with the application of the average yield obtained by CAMMESA from its financial placements with the WEM, maturing as from the economic transaction corresponding to the month following the completion of the works with the possibility of extending this period to 12 months in case the Maintenance Remuneration accrued in that period is not sufficient to cancel funding.

The Maintenance Remuneration will be allocated to the payment of the granted financing. In case it is necessary to use additional period of 12 months mentioned above, in addition to applying the Maintenance Remuneration for cancellation of the installment should be applied Additional Remuneration Direct accrued by the Company in the relevant month.

CTG guarantees an 80% net capacity minimum availability as from the month following the unit's entry into service and until the termination of the repayment period. In the month this availability is not complied with the repayment of the installments will not be limited to the amount of the Maintenance Remuneration and, if applicable, to the sum of the Maintenance Remuneration and the Direct Additional Remuneration, but the whole installment will be enforceable.

As of the issuance of these unaudited condensed interim financial statements, CTG has received partial advances in the amount of $ 4 million.

17.1.3 CPB

Financing of Major Maintenance Works

During the month of May 2015 and in answer to the requests filed by CPB, ES Note No. 1129/15 authorized the extension of the financing in the amount of US$ 7.2 million plus VAT and nationalization costs to fund the replacement of new parts which were not estimated in the original schedule. As at the date hereof, the Addendum to the Loan Agreement dated April 8, 2014 has not been perfected.

As of the issuance of these unaudited condensed interim financial statements, CPB has received partial advances from CAMMESA in the amount of $ 504.9 million, out of which $ 92.5 million have been early canceled with receivables generated by the Maintenance Remuneration and $ 64.8 million are pending early cancellation once CAMMESA issues the applicable documents. Furthermore, CPB has not generated a positive FRD for the early cancellation of the financing.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 17: (Continuation)

17.2 Holding and others

17.2.1 PEPASA

VCPs Global Program

Under the VCPs Global Program (that is, VCPs non-convertible into shares) for up to US$ 40 million dated April 24, 2014, on February 26, 2015 and April 30, 2015 PEPASA issued the following VCPs:

-        Series 11: for a face value of $ 89.9 million, accruing interest at a Private Badlar Rate plus a 28% spread and maturing 12 calendar months as from their issuance date. Interest will be payable on a quarterly basis.

-        Series 12: for a face value of $ 137 million, accruing interest at a Private Badlar Rate plus a 28.5% spread and maturing 12 calendar months as from their issuance date. Interest will be payable on a quarterly basis.

Resources derived from the issuance of these VCPs have been allocated to investments in physical assets, the payment of working capital and/ or the refinancing of liabilities.

Lastly, on July 2, 2015, PEPASA amended the VCPs Global Program by increasing its amount to up to US$ 70 million or its equivalent in other currencies.

Corporate Bonds Program

Under the Simple Corporate Bonds Program (that is, bonds non-convertible into shares) for up to US$ 125 million dated April 24, 2014, on February 26, 2015 and April 30, 2015 PEPASA issued the following Corporate Bonds:

-        Class 4 and 5: for a face value of $ 51 million, at a 27.48% annual nominal fixed rate during the first 9 months and at the Private Badlar rate plus a 5% spread during the remaining 9 months; and for a face value of US$ 18.6 million at a $ 8.7008 exchange rate, bearing a 5% annual nominal fixed rate, respectively. Both classes will mature on August 26, 2016, and interest will be payable on a quarterly basis.

-        Class 6: for a face value of $ 49.9 million at a 27.25% annual nominal fixed rate during the first 9 months, and at the Private Badlar rate plus a 4.5% spread during the remaining 9 months. This class will mature on October 30, 2016, and interest will be payable on a quarterly basis.

Funds collected through the issuance of these corporate bonds will be allocated to investments in physical assets and/or to the payment of working capital.

Lastly, on July 2, 2015, PEPASA modified the Corporate Bonds Program by increasing its amount to up to US$ 250 million or its equivalent in other currencies.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 17: (Continuation)

Syndicated Loan

On July 27, 2015, PEPASA entered into a syndicated loan agreement for the amount of $ 765 million with Banco Hipotecario S.A., BACS Banco de Crédito y Securitización S.A., Industrial and Commercial Bank of China (Argentina) S.A. and Citibank N.A, Argentine branch.

Its main terms and conditions are described below:

-          Interest: Private Badlar rate plus a 5.75% spread for an amount of $ 615 million, and a 30% fixed rate for an amount of up to $ 150 million;

-          Amortization: it will be amortized in 10 quarterly and consecutive installments, the first one being payable upon the expiration of the term of 15 months as from the disbursement date. The first two installments will represent 5.25% of the principal; the third one, 7.5% of the principal; the fourth one, 11.5% of the principal, and, as from the fifth to the tenth installment, 11.75% of the principal. These amortization conditions will apply to the variable-rate and fixed-rate loan;

-          Guarantees: PEPASA will issue promissory notes to each of the banks to guarantee the outstanding principal and interest in the proportion of their share in the loan.

Net funds resulting from the syndicated loan will be applied by PEPASA to the expenses foreseen under the Investment Agreement with YPF.

As of September 30, 2015, PEPASA has complied with all covenants stipulated in the agreement.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 18: PROVISIONS

	09.30.2015
	For contingencies	For decomissioning of wells	Total
Non Current
At the beginning of the year	116,832,696	2,623,202	119,455,898
Increases	59,278,526	36,043,711	95,322,237
Decreases	(1,471,412)	-	(1,471,412)
At the end of the period	174,639,810	38,666,913	213,306,723

	09.30.2015
	For contingencies
Current
At the beginning of the year	24,242,670
Increases	58,075,162
Decreases	(22,679,832)
At the end of the period	59,638,000

	09.30.2014
	For contingencies	For decomissioning of wells	Total
Non Current
At the beginning of the year	89,703,658	1,761,146	91,464,804
Increases	34,911,637	677,226	35,588,863
Reclassifications	(4,510,478)	-	(4,510,478)
Reversal of unused amounts	(172,808)	-	(172,808)
Decreases	(4,131)	-	(4,131)
At the end of the period	119,927,878	2,438,372	122,366,250

	09.30.2014
	For contingencies
Current
At the beginning of the year	11,239,188
Increases	42,900,249
Reclassifications	4,510,478
Decreases	(46,626,047)
At the end of the period	12,023,868

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 19: REVENUE

	09.30.2015	09.30.2014

Sales of energy to the SPOT Market	882,863,535	605,427,808
Sales of energy for the Resolution No. 220/07	664,631,788	585,830,538
Sales of energy to MAT	1,208,289	84,530,786
Energy plus sales	342,039,364	274,329,749
Other sales	11,427,240	15,160,357
Generation subtotal	1,902,170,216	1,565,279,238

Energy sales (1)	2,851,378,247	2,703,446,320
Right of use of posts	55,933,375	41,328,222
Connection and reconnection charges	3,878,126	3,428,542
Distribution subtotal	2,911,189,748	2,748,203,084

Gas sales	501,408,711	178,925,641
Oil and liquid sales	26,790,224	15,393,198
Administrative services sales	9,691,429	24,371,554
Other sales	854,833	753,001
Holding and others subtotal	538,745,197	219,443,394

Intersegment sales	10,774,067	9,729,639

Total revenue	5,362,879,228	4,542,655,355

(1) Includes revenue from the application of SE Resolution No. 347/12 for $ 417.1 million and $ 397.7 million for the nine-month periods ended September 30, 2015 and 2014, respectively.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: COST OF SALES

	09.30.2015	09.30.2014
Inventories at the beginning of the year	135,570,860	114,615,289

Plus: Charges for the period
Purchases of inventories and of energy from the distribution segment	1,613,184,588	1,468,667,674
Salaries and social security charges	1,594,612,046	1,139,526,115
Fringe benefits	19,962,396	14,459,136
Accrual of defined benefit plans	70,491,728	30,286,594
Fees and compensation for services	433,641,499	563,954,239
Property, plant and equipment depreciations	418,433,951	286,252,776
Intangible assets amortization	22,096,659	22,096,661
Depreciation of biological assets	30,611	30,611
Gas consumption	129,903,823	103,462,460
Purchase of energy	162,162,076	198,412,574
Transport of energy	13,345,467	21,098,033
Material consumption	210,131,285	192,881,298
Penalties	191,223,503	183,119,822
Fitting oil	2,645,646	2,310,807
Maintenance	65,116,927	46,982,363
Royalties and fees	86,563,048	43,365,575
Gas production	91,678,430	22,088,341
Rental and insurance	63,722,342	42,094,363
Surveillance and security	37,760,802	24,169,590
Taxes, rates and contributions	18,092,374	13,076,615
Communications	9,912,118	9,006,309
Water consumption	7,722,868	5,203,103
Other	13,310,037	9,749,594
Subtotal	3,662,559,636	2,973,626,979

Less: Inventories at the end of the period	(200,051,291)	(168,700,067)
Total cost of sales	5,211,263,793	4,388,209,875

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 21: SELLING EXPENSES

	09.30.2015	09.30.2014
Salaries and social security charges	228,581,022	178,285,386
Fringe benefits	147,618	77,420
Accrual of defined benefit plans	7,758,053	3,634,379
Fees and compensation for services	240,196,651	189,371,999
Compensation agreements	32,883,381	18,408,533
Property, plant and equipment depreciations	23,387,702	12,337,069
Taxes, rates and contributions	64,087,578	44,248,435
Communications	44,142,384	29,648,303
Penalties	9,090,000	11,330,000
Doubtful accounts	24,326,731	15,878,972
Surveillance and security	644,376	191,995
Other	513,688	529,953
Total selling expenses	675,759,184	503,942,444

NOTE 22: ADMINISTRATIVE EXPENSES

	09.30.2015	09.30.2014
Salaries and social security charges	388,345,697	261,753,862
Fringe benefits	9,524,040	7,380,661
Accrual of defined benefit plans	9,692,996	3,833,621
Fees and compensation for services	166,592,812	156,693,271
Compensation agreements	44,335,413	27,096,633
Directors' and Sindycs' fees	34,627,712	14,336,403
Reserve for directors’ options	-	6,709,014
Property, plant and equipment depreciations	12,560,412	12,963,431
Material consumption	13,283,262	8,123,378
Maintenance	2,073,015	1,992,567
Transport and per diem	3,967,975	4,774,787
Rental and insurance	58,561,738	38,431,631
Surveillance and security	17,613,478	11,645,201
Taxes, rates and contributions	14,545,714	11,950,721
Communications	6,243,919	5,634,269
Advertising and promotion	13,310,805	7,475,714
Other	14,541,685	9,901,830
Total administrative expenses	809,820,673	590,696,994

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 23: OTHER OPERATING INCOME AND EXPENSES

Other operating income	09.30.2015	09.30.2014
Insurance recovery	41,160	6,358,656
Recovery of expenses	7,047,234	13,909,309
Recovery of receivables	390,923	2,191,127
Recovery of allowance for tax credits	366,180	274,224
Surplus Gas Injection Compensation Res. No. 1/13	256,315,552	62,196,600
Recovery of tax on gross income	-	37,943,970
Commissions on municipal tax collection	9,321,135	8,042,806
Dividends earned	4,486,563	2,777,280
Services to third parties	39,666,162	16,556,729
Profit of property, plant and equipment sale	33,760	5,596,699
Client severance	-	5,070,000
Recovery of penalties	7,170,518	-
Other	5,248,982	10,161,785
Total other operating income	330,088,169	171,079,185

Other operating expenses
Provision for contingencies	(117,353,688)	(78,509,840)
Voluntary retirements - bonus	(36,047,155)	(21,926,954)
Decrease in property, plant and equipment	(4,926,653)	(2,179,391)
Indemnities	(8,123,984)	(5,893,731)
Allowance for uncollectible tax credits	(6,447,702)	(2,804,761)
Net expense for technical functions	(9,378,358)	(11,970,228)
Tax on bank transactions	(112,948,216)	(77,610,196)
Other expenses FOCEDE	(42,637,010)	-
Cost for services provided to third parties	(44,556,065)	(12,805,073)
Other operating costs from contract termination	-	(11,366,548)
Compensation agreements	(28,221,950)	(14,923,145)
Donations and contributions	(6,148,876)	(3,946,026)
Other	(3,738,761)	(6,001,954)
Total other operating expenses	(420,528,418)	(249,937,847)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 24: FINANCIAL RESULTS

Finance income	09.30.2015	09.30.2014
Commercial interest	165,973,508	88,011,913
Financial interest	40,107,095	164,226,640
Other interest	12,464	-
Total finance income	206,093,067	252,238,553

Finance expenses
Commercial interest (1)	(39,680,557)	(338,736,340)
Fiscal interest	(53,072,246)	(36,998,688)
Financial interest	(567,931,438)	(439,361,856)
Other interest	(1,922,444)	(318,013)
Taxes and bank commissions	(23,177,166)	(16,132,583)
Other financial expenses	(10,881,245)	(10,149,771)
Total financial expenses	(696,665,096)	(841,697,251)

Other financial results
Foreign currency exchange difference	(212,998,175)	(696,349,211)
Result from repurchase of Corporate Bonds	-	47,122,571
Changes in the fair value of financial instruments	381,724,361	869,143,235
Discounted value measurement	20,575,522	3,164,192
Recovery of fiscal interests	-	3,166,739
Dismantling of wells	(13,226,557)	(33,684)
Other financial results	(35,260)	(85,900)
Total other financial results	176,039,891	226,127,942

Total financial results, net	(314,532,138)	(363,330,756)

(1) Net of the profit recorded due to the agreement with CAMMESA described in Note 2.2.a).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 25: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the period.

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares. The Company has a kind of dilutive potential common shares, which consist of share purchase options.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning (loss) per share equal to the basic.

	09.30.2015	09.30.2014
Earnings attributable to the equity holders of the Company	1,003,290,145	15,182,431
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic earnings per share	0.7634	0.0116

Earnings attributable to the equity holders of the Company	1,003,290,145	15,182,431
Charge for reserve for directors’ options	-	6,709,014
Earnings attributable to the equity holders of the Company	1,003,290,145	21,891,445

Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Adjustments for stock options	258,797,950	134,207,977
Weighted average amount of outstanding shares for diluted profit per share	1,573,108,845	1,448,518,872
Diluted earnings per share	0.6378	0.0151

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: SEGMENT INFORMATION

The Company is engaged in the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Therefore, the comparative information by segment has been restated. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, consisting in direct and indirect equity interest in CPB, CTG, CTLL, HINISA, HIDISA, PACOSA and investments in shares in other companies related to the electricity generation sector.

Transmission, consisting in indirect equity interest through Citelec in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Distribution, consisting in indirect equity interest in EASA and Edenor.

Holding and others, consisting in financial investment operations, holding, oil and gas exploration and exploitation activities and other businesses.

The Company manages its segments based on the net income level of reporting.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated profit and loss information at September 30, 2015	Generation	Transmission	Distribution(1)	Holding and others	Eliminations	Consolidated
Revenue	1,902,170,216	668,565,942	2,911,189,748	538,745,197	-	6,020,671,103
Intersegment sales	-	2,633,655	-	91,085,664	(80,311,597)	13,407,722
Cost of sales	(1,006,453,763)	(452,085,770)	(3,889,063,965)	(391,483,347)	75,737,282	(5,663,349,563)
Gross profit (loss)	895,716,453	219,113,827	(977,874,217)	238,347,514	(4,574,315)	370,729,262

Selling expenses	(15,599,311)	-	(601,477,409)	(58,682,464)	-	(675,759,184)
Administrative expenses	(193,863,410)	(84,118,064)	(483,566,054)	(136,874,772)	4,574,315	(893,847,985)
Other operating income	15,428,862	1,132,489	52,378,044	262,281,264	-	331,220,659
Other operating expenses	(53,010,920)	(9,955,621)	(319,447,510)	(48,049,211)	-	(430,463,262)
Recovery of impairment of property, plant and equipment	25,259,957	-	-	-	-	25,259,957
Share of profit of joint ventures	-	-	1,762	-	-	1,762
Share of profit of associates	-	-	-	(1,683,091)	-	(1,683,091)

Operating profit (loss) before higher costs recognition and SE	673,931,631	126,172,631	(2,329,985,384)	255,339,240	-	(1,274,541,882)
Resolution No. 32/15
Income recognition on account of the RTI - SE Resolution 32/15	-	-	3,809,727,433	-	-	3,809,727,433
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent	-	-	186,595,975	-	-	186,595,975
Notes
Operating profit (loss)	673,931,631	126,172,631	1,666,338,024	255,339,240	-	2,721,781,526

Financial income	185,776,645	120,208,377	58,195,549	24,682,165	(62,561,292)	326,301,444
Financial expenses	(246,777,471)	(44,587,075)	(241,952,031)	(270,491,010)	62,561,292	(741,246,295)
Other financial results	(110,534,832)	(55,115,598)	(168,680,629)	455,255,352	-	120,924,293
Financial results, net	(171,535,658)	20,505,704	(352,437,111)	209,446,507	-	(294,020,558)
Profit before income tax	502,395,973	146,678,335	1,313,900,913	464,785,747	-	2,427,760,968

Income tax	(144,972,655)	(53,051,829)	(568,389,353)	(72,463,356)	-	(838,877,193)
Profit for the year from continuing operations	357,423,318	93,626,506	745,511,560	392,322,391	-	1,588,883,775

Adjustment non-controlling interest in joint ventures	-	(48,193,460)	-	-	-	(48,193,460)
Total profit of the period	357,423,318	45,433,046	745,511,560	392,322,391	-	1,540,690,315

Depreciation and amortization (2)	113,718,860	33,671,176	214,110,556	148,679,919	-	510,180,511

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated profit and loss information at September 30, 2015	Generation	Transmission	Distribution(1)	Holding and others	Eliminations	Consolidated
Total profit attributable to:
Owners of the Company	328,413,875	45,433,046	290,487,810	338,955,414	-	1,003,290,145
Non - controlling interest	29,009,443	-	455,023,750	53,366,977	-	537,400,170

Consolidated statement of financial position as of September 30,2015
Assets	6,903,670,316	1,380,318,718	11,060,099,092	7,233,952,756	(1,477,970,224)	25,100,070,658
Liabilities	4,980,462,031	941,443,384	10,862,259,346	4,509,101,870	(1,477,970,224)	19,815,296,407

Additional consolidated information as of September 30, 2015
Increases in property, plant and equipment	1,112,430,455	78,710,187	1,342,431,416	1,498,372,072	-	4,031,944,130

(1) Includes financial results generated by Corporated Bonds issued by EASA for $ 189.5 million and other consolidation adjustments.
(2) Includes amortization and depreciation of property, plant and equipment, intangible assets and biological assets (recognized in cost of sales, administrative expenses and selling expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated profit and loss information at September 30, 2014	Generation	Transmission	Distribution(1)	Holding and others	Eliminations	Consolidated
Revenue	1,565,279,238	488,495,143	2,748,203,084	219,443,394	-	5,021,420,859
Intersegment sales	-	1,079,707	-	59,803,422	(50,073,783)	10,809,346
Cost of sales	(841,434,192)	(360,005,021)	(3,466,044,374)	(125,915,169)	45,183,860	(4,748,214,896)
Gross profit (loss)	723,845,046	129,569,829	(717,841,290)	153,331,647	(4,889,923)	284,015,309

Selling expenses	(11,116,252)	-	(461,728,229)	(31,097,963)	-	(503,942,444)
Administrative expenses	(136,178,347)	(64,301,525)	(340,681,648)	(118,222,407)	4,446,554	(654,937,373)
Other operating income	63,878,791	2,535,482	32,429,821	74,770,574	-	173,614,668
Other operating expenses	(61,374,527)	(13,469,928)	(163,412,759)	(25,135,951)	-	(263,393,165)
Recovery of impairment of property, plant and equipment	88,406,704	-	-	-	-	88,406,704
Profit from share in joint ventures	-	-	7,111	-	-	7,111
Loss from share in associates	-	-	-	(319,388)	-	(319,388)
Operating profit (loss)	667,461,415	54,333,858	(1,651,226,994)	53,326,512	(443,369)	(876,548,578)
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	-	-	735,534,348	-	-	735,534,348
Operating profit (loss)	667,461,415	54,333,858	(915,692,646)	53,326,512	(443,369)	(141,014,230)

Financial income	101,311,975	165,346,798	182,056,329	17,507,577	(48,637,328)	417,585,351
Financial expenses	(199,073,673)	(44,333,958)	(558,381,313)	(133,315,010)	49,080,697	(886,023,257)
Other financial results	(244,679,750)	(130,488,841)	(508,335,605)	979,143,297	-	95,639,101
Financial results, net	(342,441,448)	(9,476,001)	(884,660,589)	863,335,864	443,369	(372,798,805)
Profit (Loss) before income tax	325,019,967	44,857,857	(1,800,353,235)	916,662,376	-	(513,813,035)

Income tax	(36,126,889)	(25,397,254)	74,307,000	(69,693,990)	-	(56,911,133)
Profit (Loss) for the year from continuing operations	288,893,078	19,460,603	(1,726,046,235)	846,968,386	-	(570,724,168)

Adjustment non-controlling interest in joint ventures	-	(11,759,720)	-	-	-	(11,759,720)
Total profit (loss) of the period	288,893,078	7,700,883	(1,726,046,235)	846,968,386	-	(582,483,888)

Depreciation and amortization (2)	99,633,049	32,316,273	183,540,076	50,507,423	-	365,996,821

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated profit and loss information at September 30, 2014	Generation	Transmission	Distribution(1)	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	275,825,156	7,700,883	(1,045,008,757)	776,665,149	-	15,182,431
Non - controlling interest	13,067,922	-	(681,037,478)	70,303,237	-	(597,666,319)

Consolidated statement of financial position as of December 31, 2014
Assets	5,146,025,095	1,244,965,218	8,066,880,278	4,377,104,999	(910,030,330)	17,924,945,260
Liabilities	3,540,787,854	900,141,394	8,616,187,612	2,059,587,013	(910,030,330)	14,206,673,543

Additional consolidated information as of September 30, 2014
Increases of property, plant and equipment	143,929,317	108,370,673	1,038,957,238	569,827,706	-	1,861,084,934

(1) Includes financial results generated by Corporated Bonds issued by EASA for $ 213.8 million and other consolidation adjustments.
(2) Includes amortization and depreciation of property, plant and equipment, intangible assets and biological assets (recognized in cost of sales, administrative expenses and selling expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Accounting criteria used by the subsidiaries to measure of results, assets and liabilities of the segments is consistent with that used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are allocated based on the segment’s activity.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in Citelec and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the Executive Director. Since the stake in such companies constitutes an interest in a joint venture, it is not consolidated and it is valued according to the equity method of accounting in the consolidated Statement of Income and Financial position.

The reconciliation between the segment information and the consolidated Statement of Income is presented below:

Consolidated profit and loss information at September 30, 2015	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Revenue	6,020,671,103	(668,565,942)	5,352,105,161
Intersegment sales	13,407,722	(2,633,655)	10,774,067
Cost of sales	(5,663,349,563)	452,085,770	(5,211,263,793)
Gross profit (loss)	370,729,262	(219,113,827)	151,615,435

Selling expenses	(675,759,184)	-	(675,759,184)
Administrative expenses	(893,847,985)	84,027,312	(809,820,673)
Other operating income	331,220,659	(1,132,490)	330,088,169
Other operating expenses	(430,463,262)	9,934,844	(420,528,418)
Recovery of impairment of property, plant and equipment	25,259,957	-	25,259,957
Profit from share in joint ventures	1,762	45,550,452	45,552,214
Loss from share in associates	(1,683,091)	-	(1,683,091)
Operating loss before higher costs recognition and SE Resolution No. 32/15	(1,274,541,882)	(80,733,709)	(1,355,275,591)
Income recognition on account of the RTI - SE Resolution 32/15	3,809,727,433	-	3,809,727,433
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	186,595,975	-	186,595,975
Operating profit (loss)	2,721,781,526	(80,733,709)	2,641,047,817

Financial income	326,301,444	(120,208,377)	206,093,067
Financial expenses	(741,246,295)	44,581,199	(696,665,096)
Other financial results	120,924,293	55,115,598	176,039,891
Financial results, net	(294,020,558)	(20,511,580)	(314,532,138)
Profit (Loss) before income tax	2,427,760,968	(101,245,289)	2,326,515,679

Income tax	(838,877,193)	53,051,829	(785,825,364)
Profit (Loss) for the period from continuing operations	1,588,883,775	(48,193,460)	1,540,690,315

Adjustment non-controlling interest in Joint Ventures	(48,193,460)	48,193,460	-
Profit for the period	1,540,690,315	-	1,540,690,315

Depreciation and amortization	510,180,511	(33,671,176)	476,509,335

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated statement of financial position as of September 30,2015	Segment information	Assets and liabilities from interest in joint ventures	Consolidated Statements of financial position
Assets	25,100,070,658	(1,154,045,239)	23,946,025,419
Liabilities	19,815,296,407	(941,419,078)	18,873,877,329

Additional consolidated information as of September 30, 2015	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	4,031,944,130	(78,710,187)	3,953,233,943

Consolidated profit and loss information at September 30, 2014	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Revenue	5,021,420,859	(488,495,143)	4,532,925,716
Intersegment sales	10,809,346	(1,079,707)	9,729,639
Cost of sales	(4,748,214,896)	360,005,021	(4,388,209,875)
Gross profit (loss)	284,015,309	(129,569,829)	154,445,480

Selling expenses	(503,942,444)	-	(503,942,444)
Administrative expenses	(654,937,373)	64,240,379	(590,696,994)
Other operating income	173,614,668	(2,535,483)	171,079,185
Other operating expenses	(263,393,165)	13,455,318	(249,937,847)
Recovery of impairment of property, plant and equipment	88,406,704	-	88,406,704
Profit from share in joint ventures	7,111	7,784,591	7,791,702
Loss from share in associates	(319,388)	-	(319,388)
Operating loss before higher costs recognition and SE Resolution No. 32/15	(876,548,578)	(46,625,024)	(923,173,602)
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	735,534,348	-	735,534,348
Operating loss	(141,014,230)	(46,625,024)	(187,639,254)

Financial income	417,585,351	(165,346,798)	252,238,553
Financial expenses	(886,023,257)	44,326,006	(841,697,251)
Other financial results	95,639,101	130,488,841	226,127,942
Financial results, net	(372,798,805)	9,468,049	(363,330,756)
Loss before income tax	(513,813,035)	(37,156,975)	(550,970,010)

Income tax	(56,911,133)	25,397,255	(31,513,878)
Loss for the period from continuing operations	(570,724,168)	(11,759,720)	(582,483,888)

Adjustment non-controlling interest in Joint Ventures	(11,759,720)	11,759,720	-
Loss for the period	(582,483,888)	-	(582,483,888)

Depreciation and amortization	365,996,821	(32,316,273)	333,680,548

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated statement of financial position as of December 31, 2014	Segment information	Assets and liabilities from interest in joint ventures	Consolidated Statements of financial position
Assets	17,924,945,260	(1,064,548,738)	16,860,396,522
Liabilities	14,206,673,543	(900,116,036)	13,306,557,507

Additional consolidated information as of September 30, 2014	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	1,861,084,934	(108,370,673)	1,752,714,261

NOTE 27: RELATED PARTIES´ TRANSACTIONS

a)    Sales of goods and services

	09.30.2015	09.30.2014
Joint ventures
Transener	10,774,067	9,729,639
	-	-
Other related parties
TGS	40,479,980	10,270,037
CYCSA	1,170,000	896,616
Grupo Dolphin	-	41,382
	52,424,047	20,937,674

Corresponds to gas sale, advisory services in technical assistance for the operation, maintenance and management of the transport system of high-voltage electricity.

b)    Purchases of goods and services

	09.30.2015	09.30.2014
Joint ventures
Transener	(2,633,655)	(1,079,707)

Other related parties
SACME	(19,201,085)	(13,900,844)
TGS	(2,217,713)	(2,745,495)
	(24,052,453)	(17,726,046)

Corresponds to maintenance, operation and monitoring of the system for transmitting electricity.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 27: (Continuation)

c)     Fees for services

	09.30.2015	09.30.2014
Other related parties
Salaverri, Dellatorre, Burgio & Wetzler	(221,809)	(228,727)
	(221,809)	(228,727)

Corresponds to fees for legal advice.

d)    Other operating income

	09.30.2015	09.30.2014
Other related parties
CYCSA	-	4,955,936
PYSSA	-	2,100
	-	4,958,036

Corresponds to royalties for the use of the distribution network.

e)     Other operating expenses

	09.30.2015	09.30.2014
Other related parties
Fundación	(3,090,000)	(3,370,000)
	(3,090,000)	(3,370,000)

Corresponds to donations.

f)      Financial expenses

	09.30.2015	09.30.2014
Other related parties
PYSSA	(62,057)	(68,944)
TGS	(11,789,036)	(10,538,341)
Orígenes Retiro	(32,807,537)	(35,194,979)
	(44,658,630)	(45,802,264)

Corresponds mainly to interest on loans received.

g)    Capital Subscription

	09.30.2015	09.30.2014
Joint ventures
Citelec	475,000	-
	475,000	-

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 27: (Continuation)

h)    Reserve for directors’ options

	09.30.2015	09.30.2014
Other related parties
Directors	-	6,709,014
	-	6,709,014

i)      Balances with related parties:

As of September 30, 2015	Trade receivables	Other receivables		Derivative financial instruments
	Current	Non Current	Current	Current
Joint ventures:
Transener	5,017,022	-	-	-
Other related parties:
CYCSA	471,900	-	-	1,627,000
SACME	-	7,229,293	661,802	-
Directors	-	-	1,448,018	-
Grupo Dolphin	-	-	8,757	-
Ultracore	-	-	1,045,587	-
TGS	693,315	-	3,802,422	-
	6,182,237	7,229,293	6,966,586	1,627,000

As of September 30, 2015	Trade payables	Others payables	Borrowings
	Current	Current	Current	Non Current
Joint ventures:
Transener	321,351	-	-	-
Other related parties:
CYCSA	-	36,081,198	-	-
PYSSA	204	-	-	-
SACME	-	2,425,043	-	-
Grupo Dolphin	-	16,767	-	-
Orígenes Retiro	-	-	166,225,110	28,192,939
TGS	251,548	-	309,723,803	-
UTE Apache	-	4,337,500	-	-
	573,103	42,860,508	475,948,913	28,192,939

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 27: (Continuation)

As of December 31, 2014	Trade receivables	Other receivables
	Current	Non Current	Current
Joint ventures:
Citelec	-	-	250,000
Transener	3,539,690	-	-
Other related parties:
CYCSA	241,090	-	170,051
SACME	-	7,366,313	666,344
Directors	-	-	4,344,050
TGS	5,846,235	-	3,449,039
	9,627,015	7,366,313	8,879,484

As of December 31, 2014	Trade payables	Others payables	Borrowings
	Current	Current	Current	Non Current
Joint ventures:
Transener	163,093	-	-	-
Other related parties:
SACME	-	2,705,669	-	-
Orígenes Retiro	-	-	-	193,403,000
TGS	221,441	-	269,697,740	-
	384,534	2,705,669	269,697,740	193,403,000

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 28: ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	Type	Amount of foreign currency	Exchange rate (1)	Total 09.30.2015	Total 12.31.2014

ASSETS

NON CURRENT ASSETS
Other receivables
Third parties	US$	85,703	9.322	798,924	3,530,984
Total non current assets				798,924	3,530,984

CURRENT ASSETS

Financial assets at fair value through profit and loss	US$	41,370,804	9.322	385,658,633	118,252,993
Trade and other receivables
Related parties	US$	499,886	9.372	4,684,935	10,089,975
Third parties	US$	12,825,788	9.322	119,561,986	18,439,637
	EUR	22,371	10.404	232,754	521,398
	CHF	39,949	9.682	386,791	-
		£-	14.258	-	96,987
Cash and cash equivalents	U$	9,633	0.320	3,083	-
	US$	8,899,281	9.322	82,959,115	133,809,244
	EUR	13,433	10.404	139,761	147,584
	U$	905,371	0.320	289,771	14,508
Total current assets				593,916,829	281,372,326
Total assets				594,715,753	284,903,310

LIABILITIES

NON CURRENT LIABILITIES

Borrowings
Related parties	US$	781,294	9.372	7,322,283	6,535,548
Third parties	US$	250,476,508	9.422	2,359,989,654	1,965,534,435
Total non current liabilities				2,367,311,937	1,972,069,983

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 28: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 09.30.2015	Total 12.31.2014

CURRENT LIABILITIES

Trade and other payables
Third parties	US$	41,613,830	9.422	392,085,519	405,629,479
	EUR	836,315	10.539	8,814,253	23,059,419
		£8,371	14.263	119,400	1,161,726
	CHF	30,321	9.687	293,059	262,367
	NOK	68,200	1.113	75,878	78,830
	U$	25,311	0.320	8,101	11,942
Borrowings
Third parties	US$	33,047,782	9.372	309,723,802	269,697,740
Related parties	US$	7,590,484	9.422	71,517,540	83,237,348
Salaries and social security payable
Third parties	U$	884,897	0.320	283,218	209,039
Total current liabilities				782,920,770	783,347,890
Total liabilities				3,150,232,707	2,755,417,873

(1) The Exchange rates used correspond to September 30, 2015 rates published by Banco Nación for U.S. dollars (US$), euros (EUR), sterling pounds (£), Swiss francs (CHF), Norwegian kroner (NOK), pound sterling (£) and Uruguayan pesos (U$). For balances with related parties, the average exchange rate was used.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 29: FINANCIAL INSTRUMENTS

The following chart shows the Company’s financial assets and liabilities measured at fair value and classified according to their hierarchy as of September 30, 2015 and December 31, 2014.

As of September 30, 2015	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	496,049	-	-	496,049
Government securities	606,488,935	-	-	606,488,935
Shares	121	-	70,630	70,751
Trust	-	1,190,549,931	-	1,190,549,931
Investment funds	2,000,896,961	-	-	2,000,896,961
Cash and cash equivalents
Investment funds	99,903,486	-	-	99,903,486
Derivative financial instruments		1,738,000		1,738,000
Other receivables
Investment funds as collateral	204,733,456	-	-	204,733,456
Total assets	2,912,519,008	1,192,287,931	70,630	4,104,877,569

Liabilities
Derivative financial instruments	-	33,103,700	-	33,103,700
Other payables
Investment funds as collateral	36,081,198	-	-	36,081,198
Total liabilities	36,081,198	33,103,700	-	69,184,898

As of December 31, 2014	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	505,553	-	-	505,553
Government securities	235,522,555	1,546,355	-	237,068,910
Shares	61,629,484	-	70,630	61,700,114
Trust	-	962,942,332	-	962,942,332
Investment funds	729,373,180	-	-	729,373,180
Cash and cash equivalents
Investment funds	135,536,579	-	-	135,536,579
Other receivables
Investment funds as collateral	53,238,417	-	-	53,238,417
Total assets	1,215,805,768	964,488,687	70,630	2,180,365,085

Liabilities
Derivative financial instruments	-	47,880,462	-	47,880,462
Total liabilities	-	47,880,462	-	47,880,462

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 29: (Continuation)

The techniques used for the measurement of assets at fair value with changes in profits/ losses, classified as Level 2, are detailed below:

- Public debt securities: at the present value of contractual cash flows, applying a discount rate derived from other similar debt securities’ observable market prices.

- Trusts: it was determined based on the fair value measurement of the underlying, which amounts to 40% of CIESA’s shares. To determine this value, a measurement of the fair value of CIESA’s main assets and liabilities was performed. CIESA’s main asset is its stake in TGS interest, which has been measured at the value of this company’s American Depositary Receipt. CIESA’s main liability is its financial debt, which has been measured at its book value, and does not significantly differ from its market value.

- Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period or their sale date, and the prices at the time of consultation.

NOTE 30: CONTINGENCIES

As of the issuance date of these unaudited condensed interim financial statements, there are no significant changes regarding the situation disclosed by the Company as of December 31, 2014 with the exception of the following:

30.1 CTLL

Legal action for breaches of the joint venture made up of Isolux Corsan Argentina S.A. and Tecna Estudios y Proyectos de Ingeniería S.A. (jointly, “the Contractor”)

On October 20, 2011, CTLL was served notice of the initiation of an arbitration proceeding (the “Arbitration Proceeding”) before the International Chamber of Commerce ("ICC") Court of Arbitration regarding the Agreement for the execution of the Combined Cycle Expansion Works in the Loma de la Lata Plant entered into on September 6, 2007, pursuant to which the Contractor claimed the amount of US$ 111.3 million. In this same proceeding, CTLL filed a counterclaim against the Contractor for the amount of US$ 228.2 million, there being cross claims between the parties in the same Arbitration Proceeding.

On June 19, 2015, CTLL was served notice of the award issued by the Arbitration Court constituted to such effect, which would put an end to all existing controversies (the “Award”).

The Award: (i) disallows practically all claims filed by the Contractor in the Arbitration Proceeding; (ii) declares that the Contractor has incurred several breaches of contract; (iii) provides for a penalty payable by the Contractor to CTLL in the amount of US$ 49.3 million as compensation for damages, cost reimbursements and penalties stipulated under the Contract in case of delays by the Contractor; (iv) declares the legitimacy of the execution of guarantees by CTLL; and finally, (v) sentences the Contractor to pay the amount of US$ 1.6 million corresponding to 60% of the costs and expenses incurred by CTLL in the Arbitration Proceeding.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: (Continuation)

After offsetting certain payables and receivables between the parties, the balance payable by the Contractor to CTLL under the Award amounts to US$ 15.1 million, and is made up as follows: (i) US$ 10.7 million as principal (which will accrue an annual 8% interest rate until the total repayment of the debt); (ii) US$ 2.7 million as interest calculated until the month of March, 2015; and (iii) US$ 1.6 million as legal expenses and arbitration costs.

Both parties have had filed requests for corrections and interpretation of the Award. As a conclusion of such proceeding, the Tribunal issued an explanatory award clarifying certain points raised by the Parties in their requests, the main amendment to the Award is an adjustment regarding the amount of the guarantees executed by CTLL which resulted in a minor reduction of the outstanding amount due from the Contractors to CTLL that finally is of US$ 14.6 million.

According to the Rules of Arbitration, the parties have waived their right to appeal and, therefore, the Award is final and conclusive; however, under the French Procedural legislation (applicable to the case since the seat of the Arbitration is the City of Paris), the parties may request the nullity of the Award before the Paris Chamber of Appeals.

The plea for nullity does not seek to review the merits of the Award, that is, the assessment by the Court of the elements submitted by the parties, but rather to conduct a legality control of the required formalities.

If the plea for nullity succeeds, the Award will be declared void and should be issued again.

Pursuant to the French legislation, a petition for nullity of an Arbitration Award is admissible when: i) the Arbitration Court has mistakenly confirmed or denied jurisdiction; ii) the Arbitration Court has been incorrectly constituted; iii) the Arbitration Court has rendered an award straying from its “Mission Statement”; iv) the due process of law has been breached; v) the recognition or the enforcement of the Award is contrary to French Public International Law.

In this sense, CTLL has learned that the Contractor “has announced” (written submission before the Paris Chamber of Appeals) the filing of a plea for nullity on September 17, 2015 and that during the month of October it complied with the formalities relating to putting in an appearance before the Paris Chamber of Appeals.

Under the French Code of Procedure, the Contractor has a term of five months as from its appearance to formally file the plea for nullity of the Award, after which period CTLL will have a three-month term to answer it.

After the formal petition for nullity has been filed, the Company will assess the accounting impact of the Award on CTLL's financial statements in view of the applicable elements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: (Continuation)

30.2 HIDISA e HINISA

Income tax

HIDISA and HINISA have assessed their income taxes for fiscal year 2014, which resulted in a $ 45.3 million and $ 58.2 million tax-loss carry forward, respectively, taking into consideration the application of the inflation adjustment mechanisms set forth in Title VI of the Income Tax Act, the update of Property, plant and equipment amortizations (Sections 83, 84 and 89), a cost restatement on account of the disposal of shares and mutual funds quotas (Sections 58, 61 and 89), and the update of intangible assets amortizations (Sections 81.c, 84 and 89, and Section 128 of its regulatory decree), to such effect using the domestic wholesale price index (IPIM) published by the National Institute of Statistics and Censuses based on the similarity with the parameters put forward in the matter of “Candy S.A.” heard by the National Supreme Court of Justice, which on July 3, 2009 ruled for the application of the inflation adjustment mechanism. If the inflation adjustment mechanisms had not been applied, the taxes assessed for fiscal year 2014 would have amounted to $ 4.4 million and $ 14.1 million, respectively.

As of September 30, 2015 and until this issue is finally and conclusively resolved, HIDISA and HINISA will hold a provision for the additional income tax liabilities assessable for fiscal years 2012, 2013 and 2014 in case the inflation adjustment had not been deducted. This provision amounts to $ 37.3 million and $ 59.7 million respectively, including compensatory interest.

30.3 PESA and subsidiaries

Claim on provision for minimum presumed income tax

During the month of May, CTLL, HIDISA, HINISA, CPB and the Company submitted their Annual Minimum Presumed Income Tax Return for the 2014 period with a zero balance and filed a declaratory relief pursuant to Section 322 of the Federal Civil and Commercial Procedural Code against AFIP in order to obtain assurance as to the application of the minimum notional income tax for such fiscal period based on the Supreme Court's decision in the matter of “Hermitage” rendered on June 15, 2010.

As of September 30, 2015 and December 31, 2014, the Company held a provision for this minimum notional income tax for fiscal periods 2010-2015 amounting to $ 267.7 and $ 207.2 million respectively, including compensatory interest.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: (Continuation)

30.2 Edenor

a. Legal action brought by Edenor (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, Edenor instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – the “Adjustment Agreement”) entered into with Edenor in 2006, and for damages caused as a result of such breach.

Provisional Remedy:  In the same action, in February 2014, Edenor applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide Edenor with economic assistance, either by means of a temporary rate adjustment or through government grants. After notice was served upon and answered by the Federal Government – Ministry of Federal Planning, on May 27, 2014, the court hearing the case rejected the provisional remedy sought by Edenor, a decision that was confirmed by Panel V of the Appellate Court and notified to Edenor on December 19, 2014.

Procedural stage of the proceedings: On November 22, 2013, Edenor amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served so that it could be answered within the time limit prescribed by law, which was answered by the Federal Government in due time on June 2, 2015. The incident that corresponds to the "benefit of litigation without charge" is processing the evidence offered.

b. TERI

At the date of issuance of these unaudited condensed interim financial statements, Edenor has received assessments and demand for payment notices from the Government of the City of Buenos Aires for a total amount of $ 39.9 million for this concept.

In Edenor’s opinion these fees are not applicable in accordance with federal regulations, the case law and the procedural status of judicial decisions. Therefore, the Management of Edenor as well as its external legal advisors believe that there exist good reasons to support Edenor’s position and have this tax claim rejected by a court of law. Therefore, the probability of an outflow of resources on account of such contingency has been regarded as low.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 31: ECONOMIC AND FINANCIAL SITUATION OF GENERATION, TRANSMISSION AND DISTRIBUTION SEGMENTS

31.1 Generation

HIDISA and HINISA

During the fiscal year ended December 31, 2014, HIDISA and HINISA have disclosed negative gross and operating results. During the nine-month period ended September 30, 2015, their economic and financial situation has continued deteriorate, as evidenced by gross and operating losses and the resulting shortfall in operating funds. This situation is mainly attributable to the negative impact that ES Resolution No. 95/13 (as amended by ES Resolutions No. 529/14 and No. 482/15) has had on these subsidiaries' remuneration as from the commercial transaction corresponding to the month of November 2013.

Despite the increases granted by ES Resolution No. 482/15 in fixed (64%), variable (23%) and additional (10%) remunerations and the incorporation of a new remunerative item (the Maintenance Remuneration), repeated claims filed by HIDISA and HINISA through different presentations to CAMMESA and the ES requesting a tariff adjustment more aligned with their technical and operating structures have been neglected.

The new remuneration scheme implemented through ES Resolution No. 95/13, later modified by ES Resolutions No. 529/14 and No. 482/15, would not allow HIDISA and HINISA to generate the minimum operating cash flows necessary to cover for their operating costs. Furthermore, the scope of the new Maintenance Remuneration is insufficient to finance the cost of the maintenance works necessary to guarantee normal and efficient operating conditions.

Besides this, according to hydrological forecasts by the National Undersecretariat of Hydric Resources, the expected water input to the reservoir for the year 2015 will be between 48%-69% of an average year, this year being classified as very dry to dry. This situation, which has persisted for six consecutive years, further impairs HIDISA and HINISA's revenues, since the established remuneration scheme has a strong variable component, and expected values cannot be reached under the current conditions.

CPB

As of September 30, 2015, CPB recorded negative working capital for a total amount of $ 146.2 million. Under the Borrowings, CPB registered related funding by $ 128.6 million to be refinanced through financing disbursements of Major Maintenance to receive from CAMMESA.

Also, while the cancellation is subject to the ability to generate excess cash, the financial burden could exceed operating results, and consequently affect the financial balance of CPB.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 31: (Continuation)

31.2 Distribution

In fiscal years 2014, 2012 and 2011, Edenor recorded negative operating and net results, and both its liquidity level and working capital, even in fiscal year 2013, were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its MMC, as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%.

In spite of the above-mentioned situation, it is worth mentioning that, in general terms, the quality of the electricity distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied in a regular, continuous and safe manner. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact thereof on the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to provide the public service granted under concession in a satisfactory manner in terms of quality and safety.

As a consequence of that which has been previously described, Edenor permanently maintained in the last four fiscal years a working capital deficit, inasmuch as it had neither the necessary nor the adequate conditions to come to the financial market to make up the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession.

Edenor has made a series of presentations before control agencies, regulatory authorities and courts in order to exercise the rights to which it is entitled in accordance with the Concession Agreement, the Adjustment Agreement and the general electric power regulatory framework so as to be able to provide an efficient and safe distribution service, maintain the level of investments and comply with the increased demand.

The partial recognition of higher costs (as stipulated in Section 4.2 of the Adjustment Agreement) for the period of May 2007-January 2015, implemented by SE Resolution 250/13 and SE Notes 6852/13, 4012/14, 486/14, and 1136/14, represented a significant step towards the recovery of Edenor’s economic and financial situation. However, such recognition was insufficient to either offset the total accumulated deficit or cover Edenor’s operating costs and current investments. Therefore, when Resolution 32/15 was issued, the overdue debts with CAMMESA could not be fully settled.

In view of the above, in 2014, Edenor obtained from the Federal Government the granting of loans for consumption (mutuum) in order to be able to afford specific aspects, such as: a) the salary increases granted to Edenor employees represented by the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) as from May 1, 2014 and other benefits, which were applicable also to those contractors whose employees are included in the collective bargaining agreements of the aforementioned union, not currently in effect by Resolution 32 (Note 2.c); and b) the extraordinary investment plan due to the temporary insufficiency of the funds obtained from the fixed charges established by ENRE Resolution 347/12  (Note 2.c).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 31: (Continuation)

Subsequently, on March 13, 2015, the Official Gazette published SE Resolution 32/15, issued by the SE, which addresses the need for the adjustment of the economic and financial situation of distribution companies and considers it necessary that urgent and temporary measures should be adopted in order to maintain the normal provision of the public service, object of the concession (Note 2.b). As a consequence of the aforementioned Resolution, Edenor recognized positive operating results for this concept, which have been recorded in the “Recognition of income on account of the RTI – SE Resolution 32/15” line item within the Statement of Comprehensive Income (Loss). Furthermore, and due to the insufficiency of the funds for the planned objectives, Edenor maintains the Loan for Consumption (Mutuum) Agreement aimed at financing the investments included in the extraordinary investments plan.

Based on the cost increase estimates and financial projections made by Edenor, considering the measures of SE Resolution 32/15, provided that the transfers of funds set forth therein are made, the Board of Directors believes that financial resources will be available, in the short-term, to cover not only the operating costs and debt interest payments, but also part of the investment plans, if the payment plan to be defined with CAMMESA for the settlement of the remaining debt with the MEM conforms to the generation of the surplus cash flow. Compliance with the investment plans will depend on whether the assistance received until now under the respective Loan for consumption (Mutuum) Agreement continues.

As of September 30, 2015, the working capital deficit amounts to $ 2 billion, including the amounts owed to CAMMESA for $ 2.3 billion as described in Note 2.2.a).e), in relation to which a payment plan agreement is currently being negotiated by Edenor, if viable according to Edenor’s current cash flows.

Although these temporary measures help decrease the degree of uncertainty concerning Edenor’s financial ability for the current 2015 fiscal year, the Board of Directors believes that the sustainable recovery of the economic and financial balance of the public service, pursuant to the concession, will fundamentally depend on the application of an RTI that takes into consideration the permanent development of operating costs, that allows for the payment of the required investments to meet the increasing demand with the quality levels stipulated in the Concession Agreement -or those which may be defined in the future- and that makes it possible to have access to financing sources, cover the corresponding costs and, at the same time, generate a reasonable return on the investment.

Edenor Board of Directors will continue to take steps before the Grantor of the Concession and the regulatory authority aimed not only at monitoring the compliance with and effectiveness of the temporary measures adopted until now but also at seeking compliance with the provisions of both the Adjustment Agreement and SE Resolution 32/15 concerning the carrying out of the RTI.

To date, the outcome of the RTI continues to be uncertain as to both its timing and final form.

Furthermore, although the conditions of uncertainty existing in previous fiscal years have been mitigated as compared to short-term projections by the temporary measures adopted by the Federal Government, it cannot be assured that such measures will continue to be effective in the medium and long-term inasmuch as the effectiveness thereof will depend on the increase of costs in subsequent periods and the availability of resources of the Federal Government to absorb them and, at the same time, continue with the assistance provided through the Loans for consumption (Mutuum), until the RTI is resolved in a satisfactory manner.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 32: WORKING CAPITAL DEFICIT

As of September 30, 2015 the Company recorded negative working capital for a total amount of $2,047.5 million. This deficit has been generated mainly from the Distribution segment, through its indirect subsidiary Edenor, as a result of its current economic and financial situation, which is detailed in Note 31. This deficit has been partially offset against the generation segment, which has a positive working capital.

NOTE 33: DOCUMENTATION KEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company and its subsidiaries Edenor, CTG, CTLL, EASA and PEPASA have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-          Azara 1245 –C.A.B.A.

-          Don Pedro de Mendoza 2163 –C.A.B.A.

-          Amancio Alcorta 2482 C.A.B.A.

-          San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

On February 5, 2014, Iron Mountain S.A.’s warehouse located at Azara 1245 suffered a publicly known accident.

However, according to an internal study conducted by the Company and timely reported to the National Securities Commission on February 12, 2014, approximately 15% of the documentation which the Company, CTG, CTLL, EASA and PEPASA had deposited with Iron Mountain S.A. may be located at the warehouse where the incident took place.

On February 18, 2014, Edenor informed the National Securities Commission that the accident may have affected between 20% and 30% of all the documentation sent to Iron Mountain S.A. for its custody.

At the date of issuance of these financial statements, the Company has been informed that according to Iron Mountain’s records, the boxes are probably located in the areas where the incident took place, although they cannot provide more detailed information until they are granted access to the facilities.

A list of the documentation delivered for storage, as well as the documentation provided for in Section 5.a.3) Article I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 34: PROJECTS FOR DEVELOPMENT AND EXPLOITATION OF HYDROCARBONS

Major developments in the investment projects described below occurred for PEPASA during this period and until the date of issuance of these unaudited condensed interim financial statements.

Investment Agreement with YPF for the Rincón del Mangrullo Area

Addendum

On May 26, 2015, PEPASA and YPF executed an agreement to modify certain terms and conditions of the Investment Agreement dated November 6, 2013.

On July 14, 2015, the Parties deemed that certain conditions precedent regarding to the validity of the Addendum have been duly met; therefore, all the terms and conditions stipulated therein will become retroactively in force as from January 1, 2015.

The main modifications to the Agreement stipulated in the Addendum are the following:

(i)         other formations previously excluded are incorporated, only excluding the Vaca Muerta and Quintuco formations;

(ii)       PEPASA will be entitled to the production of all the existing wells in the Area, with the obligation to make all investments in surface facilities -estimated at US$ 70 million for PEPASA during the years 2015 and 2016- and to take on all costs and expenses incurred in the operation of the Area according to its percentage share (50%);

(iii)      PEPASA will invest US$ 22.5 million in wells in the Mulichinco formation and/or make additional surface investments for the 2016-2017 period;

(iv)     PEPASA will make investments in exploratory wells in the Lajas formation, which will amount to US$ 34 million during the first stage for the 2016-2017 period;

(v)       in turn, PEPASA has jointly decided with YPF to expand the drilling plan for the year 2015 by approximately US$ 70 million in the Mulichinco formation.

As from this Addendum's effective date, PEPASA has raised its average production in the area by 300,000 m3/d, which represents an increase above 35%. Furthermore, the liquids and natural gas volumes retroactively recognized to PEPASA for the period comprised between January 1 and the Addendum's validation date amount to 63.7 million m3 and 1,820 m3, respectively, which will be compensated to PEPASA by April 30, 2016. As of September 30, 2015, 12 million m3 gas volume had already been compensated, representing an income for PEPASA of approximately $ 19.5 million.

Thus, after this addendum, the total investment committed by PEPASA for the 2014-2017 period in the Area would exceed US$ 350 million.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 34: (Continuation)

As of the issuance of these unaudited financial statements, paid investments amount to approximately US$ 144 million.

Production corresponding to PEPASA under this agreement reaches 1,800 thousand m3 per day (including 300 thousand m3/day payable as compensation), which is marketed through gas supply agreements with different clients at an average price of US$ 4.7/MMBTU.

Investment Agreement for the Senillosa Area

During the month of June 2015, PEPASA concluded the construction and assembly works for a gas conditioning plant and a gas pipeline connected to the transportation system, which allowed the area to be brought to production.

PEPASA's production under the agreement reached approximately 40,000 m3/day, and is marketed pursuant to gas supply agreements entered into with different clients at an average price of US$ 5.1/MMBTU.

Investment Agreement for the El Caracol Norte Area

On June 4, 2015, PEPASA agreed to assign to Petróleos Sudamericanos S.A., HOMAQ S.A. and JCR S.A. all the rights and obligations associated with this Investment Agreement in consideration of the amount of US$ 200,000, US$ 133,000 of which corresponds to PEPASA.

This Assignment Agreement is subject to approval by the Provincial Executive Branch and Environmental Authority within a term of six months as from the first working day after the execution of the Agreement.

As of the date of these unaudited condensed interim financial statements, PEPASA is waiting for the occurrence of the conditions required for its recognition. As of December 31, 2014, investments made under this agreement were devalued.

NOTE 35:  SALE OF MAN ENGINES

On April 30, 2015, CTG'S Board of Directors approved CTLL's proposal for the purchase of the MAN engines for a price of US$ 5 million so that the latter may expand its capacity under the “Agreement for the Increase of Thermal Generation Availability between the ES and Generators” and the “Specific Conditions to the Generation Availability Increase Agreement entered into between the ES and Generadoras Pampa”. The operation is conditional upon CAMMESA recognizing the investment made in the MAN engines.

On September 15, 2015, CTG accepted the offer for the purchase of the MAN engines and supplementary equipment by CTLL, and the transfer of ownership was thus perfected. This operation entailed the recognition of profits in the amount of $ 25.3 million under Impairment Loss Recovery- Property, Plant and Equipment. CTLL filed a financing request to CAMMESA in the amount of $ 7.9 million that was pending disbursement as of the date hereof.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: SUBSEQUENT EVENTS

Repayment of the loan with TGS

During September 2015, the condition stipulated in the loan agreement granted by TGS has been met, which required its compulsory cancellation through the full and unconditional assignment of all the ownership rights and liabilities held by the Company under the Arbitration Proceeding brought by Enron Creditors Recovery Corp. and Ponderosa Assets LLP against the Republic of Argentina before the International Centre for Settlement of Investment Disputes of the World Bank (the “ICSID”) (the “Arbitration Proceeding”).

On October 7, 2015, all rights under the Arbitration Proceeding were assigned to a trust formed abroad to TGS and consequently, on that date the effects of the transaction were recognized according to the following breakdown:

Principal	242,372,000
Interest and taxes	81,795,769
Total TGS loan as of 09.30.2015	324,167,769

Rights over arbitration proceedings	108,754,000

Transaction Results - Profit	215,413,769

CPB's Loans

Financing of Overhaul Works

As of the issuance hereof, CPB has requested disbursements to CAMMESA in the amount of $ 666.5 million, $ 504.9 million of which have already been received. The last disbursement, in the amount of $ 145 million, was received on October 8, 2015. In view of the need to meet commitments with contractors and taking into consideration the delays in the granting of disbursements, CPB, through CPB LegR Note No. 84/15, requested that CAMMESA it should take the necessary steps to perfect the pending disbursements so as to cover for already due commitments. Furthermore, it pointed out the possibility that contractors may suspend works and/or services and claim higher associated costs as a result of the non-payment.

CPB's Contingencies

Minimum Notional Income Tax Refund Claim

On October 15, 2015, Panel II of the Federal Court of Appeals with jurisdiction over Administrative Litigation Matters disregarded the Extraordinary Appeal filed by the Tax Authorities against the decision of first-instance court sustaining CPB's position regarding the tax refund claim instituted in the year 2008, challenging the application of the inflation adjustment mechanism to the income tax for fiscal year 2002.

Not having the Treasury Complaint Appeal before the CSJN against the refusal mentioned within legal deadlines, the judgment has become final and the Treasury must restore the overpaid tax and plus interest, an amount that CPB estimated at   $ 6.1 million, considering capital and interest to the date of issuance of these financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: (Continuation)

Edenor's acquisition of real property

On October 7, 2015, Edenor Board of Directors approved the making of an offer, for a total amount of $ 439.2 million, for the acquisition of a real property, in order to concentrate centralized functions and reduce rental costs and the risk of future increases.

At the date of issuance of these unaudited financial statements, Edenor, which has paid $13.2 million as a deposit, is negotiating with the seller the final terms and conditions in order to sign the contract for the sale of property.

EASA's repurchase of Corporate Bonds

On November 4, 2015, EASA acquired its own Par Corporate Bonds due 2017, issued on July 19, 2006, for a residual face value of US$ 4.6 million. At the date of issuance of these unaudited financial statements, EASA holds in its portfolio all of the Corporate Bonds repurchased.

Issue of Corporate Bonds in CTLL

In November 2015, CTLL issued an aggregate principal amount of Ps. 575.2 million of its Class E Corporate Bonds, maturing 60 months after their issuance date and paying a variable monthly coupon at the Private Badlar rate. CTLL plans to use the proceeds from the issuance of these bonds to finance part of the 116 MW expansion works it is currently conducting under the 2014 Agreement.

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Pampa Energía Sociedad Anónima (Pampa S.A.)

We have reviewed the accompanying consolidated condensed interim statement of financial position of Pampa S.A. and its subsidiaries as of September 30, 2015, and the related consolidated condensed interim statement of comprehensive income, of changes in equity and of cash flows for the nine-month periods ended September 30, 2015 and 2014.  This interim financial information is the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with International Accounting Standard 34, ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board.

Autonomous City of Buenos Aires, November 19, 2015

/s/ PRICE WATERHOUSE & CO. S.R.L.
Andrés Suarez (Partner)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 19, 2015

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.